Exhibit 99.1

February 5, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the Year Ending December 31, 2013

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 49.3% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding it annual financial results, as published on February 5, 2014 in Finland.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Citycon in Brief

Citycon is an owner, developer, and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region. The company’s shopping centres are actively managed and developed by its locally based professionals. In the Nordic countries, Citycon is a pioneer in adhering to sustainable development principles in shopping-centre business. Citycon strives to enhance the commercial appeal of its properties, taking into account the characteristics specific to each property’s catchment area, such as purchasing power, competition, and consumer demand. The ultimate goal is to create rental premises that generate added value for customers, tenants, and shareholders.

At the end of December 2013, Citycon owned 37 shopping centres and 35 other retail properties. In addition, the company manages and leases the Galleria Esplanad shopping centre in the Helsinki city centre, without owning it. Of the shopping centres owned by the company, 22 are located in Finland, 10 in Sweden, including Kista Galleria, four in the Baltic region and one in Denmark. Citycon is a market leader of shopping centres in Finland and in Estonia and among the market leaders in Sweden.

Contents

Summary of the Fourth Quarter of 2013 Compared with the Previous Quarter	2
Summary of 2013 Compared with 2012	2
Key Figures	3
CEO’s Comments	3
Main Events in 2013	3
Events after the Financial Year	5
Future Outlook	5
Business Environment	6
Short-Term Risks and Uncertainties	7
Property Portfolio	7
Financial Performance	9
Statement of Financial Position and Financing	12
Cash Flow Statement	14
Financial Performance of the Business Units	14
Finland	15
Sweden	16
Baltic Countries and New Business	17
Environmental Responsibility	18
Governance	19
EPRA Performance Measures	21
Condensed Consolidated Financial Statements 1 January–31 December 2013, IFRS	24
Notes to Condensed Consolidated Financial Statements	28

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Citycon Oyj’s Financial Results for 1 January-31 December 2013

In 2013, Citycon’s turnover and net rental income developed positively, with like-for-like net rental income growing by 4.6 per cent. As a result of a cost savings programme, administrative expenses decreased during the year by 22.2 per cent to EUR 20.6 million. In January, Citycon took ownership of the Kista Galleria shopping centre in Stockholm, Sweden, together with the Canada Pension Plan Investment Board (CPPIB). The year was also characterised by successful equity and debt financing transactions.

Summary of the Fourth Quarter of 2013 Compared with the Previous Quarter

•	Turnover was nearly unchanged at EUR 62.0 million (Q3/2013: EUR 62.1 million).

•	Net rental income decreased by EUR 2.0 million, or 4.5 per cent, to EUR 41.9 million (EUR 43.9 million), mainly due to higher property operating expenses reflecting normal seasonal variations.

•	EPRA operating profit decreased by EUR 3.0 million, or 7.6 per cent, to EUR 36.5 million (EUR 39.5 million), primarily because of lower net rental income and higher administrative expenses.

•	EPRA earnings decreased to EUR 22.1 million (EUR 24.2 million), mainly due to lower EPRA operating profit. Lower financial expenses offset part of the decrease in earnings. The EPRA earnings per share (basic) was EUR 0.050 (EUR 0.055). The EPRA key figures exclude non-recurring items such as fair value changes in investment properties.

•	The fair value change in investment properties was EUR 4.7 million (EUR 6.3 million), and these properties’ fair value came to EUR 2,733.5 million (EUR 2,739.4 million). The weighted average net yield requirement for investment properties remained at 6.3 per cent (6.3%).

Summary of 2013 Compared with 2012

Citycon met the financial targets that it had announced for 2013. On the publication of its Q3 interim report, the company specified some of its targets, stating that it expected growth in turnover of EUR 8–13 million, an increase of EUR 11–16 million in EPRA operating profit, and growth in EPRA earnings of EUR 22–26 million in 2013 from 2012 figures, and it forecasted an EPRA EPS of EUR 0.200–0.215. The realised 2013 figures show that turnover grew by EUR 9.4 million from the 2012 level, the EPRA operating profit by EUR 13.5 million and EPRA earnings by EUR 22.8 million, and the EPRA earnings per share was EUR 0.204.

•	The Board of Directors proposes a per-share dividend of EUR 0.03 (EUR 0.04) and a return of equity from invested unrestricted equity fund of EUR 0.12 (EUR 0.11) per share.

•	Turnover increased to EUR 248.6 million (2012: EUR 239.2 million).

•	Net rental income increased by EUR 6.9 million, or 4.2 per cent, to EUR 168.9 million (EUR 162.0 million). Net rental income for like-for-like properties rose by EUR 5.5 million, or 4.6 per cent, excluding the impact of the stronger Swedish krona, while the completion of (re)development projects and acquisition of shopping centres in 2012 increased net rental income by EUR 1.8 million.

•	Earnings per share came to EUR 0.22 (EUR 0.24). The decrease was mainly due to non-recurring financial expenses of EUR 26.8 million in Q2/2013, related mostly to the unwinding of interest rate swaps and a higher number of shares.

•	EPRA earnings per share (basic) increased to EUR 0.204 (EUR 0.199).

•	Net cash from operating activities came to EUR 0.13 per share (EUR 0.19), mainly on account of the above mentioned non-recurring financial expenses.

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Key Figures

IFRS based key figures	Q4/2013	Q4/2012	Q3/2013	2013	2012	Change-% 1)
Turnover, EUR million	62.0	62.1	62.1	248.6	239.2	3.9%
Net rental income, EUR million	41.9	42.1	43.9	168.9	162.0	4.2%
Profit/loss attributable to parent company shareholders, EUR million	33.0	20.4	32.3	93.1	77.2	20.6%
Earnings per share (basic), EUR 2)	0.07	0.06	0.07	0.22	0.24	-9.0%
Net cash from operating activities per share, EUR 2)	0.09	0.05	0.06	0.13	0.19	-30.5%
Fair value of investment properties, EUR million	2,733.5	2,714.2	2,739.4	2,733.5	2,714.2	0.7%
Equity ratio, %	45.3	37.8	44.1	45.3	37.8	20.1%
Loan to Value (LTV), %	52.1	54.5	53.4	52.1	54.5	-4.4%

EPRA based key figures	Q4/2013	Q4/2012	Q3/2013	2013	2012	Change-% 1)
EPRA operating profit, EUR million	36.5	34.2	39.5	149.1	135.7	9.9%
% of turnover	58.8%	55.1%	63.6%	60.0%	56.7%
EPRA Earnings, EUR million	22.1	16.2	24.2	86.7	63.9	35.8%
EPRA Earnings per share (basic), EUR 2)	0.050	0.046	0.055	0.204	0.199	2.5%
EPRA NAV per share, EUR	3.10	3.49	3.06	3.10	3.49	-11.0%
EPRA NNNAV per share, EUR	2.90	3.08	2.83	2.90	3.08	-5.8%

1)	Change-% is calculated from exact figures and refers to the change between 2013 and 2012.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issues executed in March 2013 and October 2012.

CEO’s Comments

Comments on 2013 from Marcel Kokkeel, CEO:

‘In 2013, Citycon demonstrated that high-quality, grocery-anchored urban shopping centres, in combination with active management, can deliver healthy income growth even in a more challenging economic environment. Our EPRA operating profit increased 9.9 per cent thanks to both successful leasing and cuts in administrative expenses. We were able to exceed the ambitious target set for 2013 of saving up to EUR 5 million on administrative expenses compared to the previous year. The economic occupancy rate of Citycon’s investment properties remained stable at 95.7 per cent.

The quality of Citycon’s property portfolio improved further over the course of 2013. The acquisition of Stockholm’s Kista Galleria substantially strengthened Citycon’s position and market share in Sweden and offered a unique opportunity to further increase the company’s relevance in the eyes of international retailers. The performance of Kista Galleria has been in accordance with expectations.

Our divestment of non-core assets continued successfully in 2013. Eight properties (including one residential building) were successfully disposed of, for a total sales value of approximately EUR 60 million (including the 50 per cent sale of existing shopping centre IsoKristiina) at an average price of slightly above IFRS valuation. We will continue our strategy of maximising the value of non-core assets before divestment.

During the year we made good progress in the implementation of our strategy of diversifying funding sources and deleveraging the company. We were awarded two investment-grade credit ratings from Standard & Poor’s and Moody’s, raised EUR 200 million in an oversubscribed rights issue, and refinanced EUR 500 million through a successful Eurobond issue.

Citycon continues to be active in the (re)development of its properties. In the first half of the year, we started two major (re)development projects: the extension and (re)development of Iso Omena and of IsoKristiina. These projects are proceeding as planned. There are several interesting urban (re)development projects in the pipeline, among them refurbishment and upgrade of some parts of Kista Galleria.

With a strong base of 37 shopping centres in urban locations, a pipeline of accretive (re)development projects, and a strong balance sheet, Citycon is well positioned to deliver earnings growth in 2014 also.’

Main Events in 2013

Financial position

On 14 June, the company issued an unsecured EUR 500 million Eurobond. This seven-year bond will mature on 24 June 2020 and carries fixed annual interest at a rate of 3.75 per cent, payable annually. Prior to the bond issue, Citycon received two long-term corporate investment-grade credit ratings in May, BBB- from Standard & Poor’s and Baa3 from Moody’s, both with a stable outlook. The bond too was rated BBB- by Standard & Poor’s and Baa3 by Moody’s, in line with Citycon’s corporate credit rating. The company used the proceeds from the bond to prepay existing bank loans, pay down lines of credit, and repurchase some of its domestic bonds maturing in 2014 and 2017 for a total value of EUR 421.9 million. In Q3, the company also repaid the maturing convertible capital loan, issued in 2006 and amounting to EUR 39.8 million. The debt prepayment and the related unwinding of interest rate swaps and bond buy-backs caused some non-recurring indirect financial expenses in Q2. These are explained in more detail in the ‘Financial Performance’ section, under ‘Net financial expenses’.

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In February, based on the authorisation granted at the EGM of 6 February 2013, the Citycon Board of Directors decided on a share issue of approximately EUR 200 million, based on the shareholders’ pre-emptive subscription rights. In total, 114,408,000 new shares were offered, at EUR 1.75 per share. The subscription period was 21 February – 7 March. All shares offered were subscribed and subsequently entered in the Finnish Trade Register on 14 March.

Leasing operations

The economic occupancy rate of the shopping centres was 96.3 per cent (96.8%), equivalent to 95.7 per cent (95.7%) for the entire property portfolio. With 50 per cent consolidation of Kista Galleria included, the economic occupancy rate for the entire property portfolio would have been 96.0 per cent at the end of the year.

In May, Citycon renewed eleven grocery store lease agreements with the trading sector company Kesko. These stores are part of Citycon’s supermarket and shops portfolio. The agreements cover some 44,000 square metres of leasable area and increased the average remaining lease length in Citycon’s full leasing portfolio by approximately four months.

Acquisitions and divestments

On 30 December, Citycon sold the Torikeskus shopping centre in Seinäjoki to a local investor for approximately EUR 14.7 million. The divestment was in line with Citycon’s strategy of focusing on urban, grocery-anchored shopping centres in the Nordics and Baltics. This asset was disposed of after value-maximisation activities.

On 28 November, Citycon sold all shares in Citycon Jakobsberg Bostäder 4 AB for SEK 41 million (approx. EUR 4.6 million) to Akelius Lägenheter AB. The sold company owns 51 apartments and two office premises in Jakobsbergs Centrum in Stockholm. The aggregate gross leasable area (GLA) of the apartments and office spaces was approximately 3,900 square metres.

On 18 July, Citycon sold the office and retail property Backa, in the greater Gothenburg area, to a local buyer for approximately SEK 42 million (approx. EUR 4.9 million).

On 15 July, Citycon sold the office building on Wavulinintie, Helsinki, to ELF Invest Oy for approximately EUR 1.4 million.

On 10 July, Citycon sold a retail property in the Helsinki Metropolitan Area, Espoon Louhenkulma, to a local investor for approximately EUR 1.3 million.

On 16 April, Citycon sold Lindome, an office and retail property in the greater Gothenburg area, to a local buyer for approximately SEK 81 million (approx. EUR 9.7 million).

On 7 March, the company sold its office and retail property Hindås, located in the greater Gothenburg area, to a local buyer for approximately SEK 12 million (approx. EUR 1.4 million).

On 28 February, Citycon sold its 50 per cent share of IsoKristiina shopping centre in Lappeenranta to Mutual Pension Insurance Company Ilmarinen. This disposal was related to the (re)development project initiated.

On 27 February, Citycon sold Ultima Oy, a company owning an undeveloped plot in Vantaa, to YIT Construction Ltd for approximately EUR 4.4 million.

On 17 January, jointly with the Canada Pension Plan Investment Board (CPPIB), Citycon acquired the Kista Galleria shopping centre, in Stockholm, from DNB Livsforsikring ASA, for approximately SEK 4.6 billion (approx. EUR 530 million). Citycon and CPPIB each own 50 per cent of the shopping centre. The centre has a gross leasable area of more than 90,000 square metres, of which 60,000 square metres consist of retail premises. More information on this transaction is available in the stock exchange release issued on 17 January 2013.

In addition, during the year Citycon agreed on the sale of one non-core asset in Finland for a price of approximately EUR 2.9 million. The closing of this sale is expected to occur in Q2 2014.

(Re)development projects

In November, Citycon started an extension and (re)development project for the shopping centre Stenungs Torg, in the greater Gothenburg area. The centre’s gross leasable area is to be increased by approximately 5,000 square metres, to 41,400 square metres, with retail space for six new stores.

Also, in November, a refurbishment and extension project was started in Kista Galleria. A digital library will be added to the shopping centre as a joint investment with the City of Stockholm. The project also involves tenant alterations.

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In May, Citycon announced the beginning of the first phase of extension of the Iso Omena shopping centre. The investment for this three-phase project, including partial (re)development of the existing shopping centre, is expected to total approximately EUR 175 million. The first phase of the project, covering a EUR 120 million investment, will be carried out in a 50/50 partnership with NCC Property Development Oy. The extension will expand the leasable retail area of the shopping centre, by approximately 25,000 square metres, to over 75,000 square metres. More information on the project is available in the stock exchange and press releases issued on 31 May 2013.

In February, Citycon decided to expand and (re)develop the IsoKristiina shopping centre, in the Lappeenranta city centre. The total investment will be slightly above EUR 100 million. This (re)development will increase the centre’s leasable area from 22,000 to 34,000 square metres. Ilmarinen Mutual Pension Insurance Company acquired a 50 per cent share of the existing shopping centre and is a 50 per cent partner in the project. More information on the project is available in the press release issued on 28 February 2013.

The renovation of Åkermyntan Centrum, in Stockholm, was completed in Q2 of 2013.

Other events

At its annual conference, in September, the European Public Real Estate Association (EPRA), which represents listed real estate companies, acclaimed Citycon’s Annual and Sustainability Report 2012 as one of the best in the industry. This was Citycon’s fourth consecutive Gold Award in the Financial Best Practices series. For the second year in a row, the company also won gold for Sustainability Best Practices, a new award series introduced in 2012.

On 30 January, statutory collaborative negotiations in the Finnish Business Unit were concluded concerning the reorganisation of business operations. As a result of these negotiations, Citycon reduced the number of employees in its Finnish Business Unit by 10. At the same time, a cluster-based organisational model was adopted in all of Citycon’s operating countries, resulting in shopping centres being combined to form entities under the leadership of commercial directors.

Reporting of Kista Galleria

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value does not affect the turnover, net rental income, or fair value of investment properties of the group. Kista Galleria is consolidated into Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in ‘Investments in joint ventures’ in the statement of financial position. In addition, the management fee received by Citycon is reported under ‘Other operating income and expenses’ and the interest income for the shareholder loan is reported in ‘Net financial income and expenses’. In 2013, Kista Galleria contributed approximately EUR 10.3 million to the IFRS based profit for the period, consisting of Citycon’s share of result in Kista Galleria and interest and fee income from Kista Galleria. Citycon’s management and the Board of Directors follow the performance of Kista Galleria additionally as if it were fully consolidated with Citycon’s net rental income and operating profit. The ‘Notes to the Condensed Consolidated Financial Statements’ on pages 28-29 (in Note 3, ‘Segment Information’), include more information on Kista Galleria shopping centre.

Events after the Financial Year

On 20 January, Citycon signed an agreement to sell another residential portfolio in Sweden for a total price of approximately SEK 51 million (approx. EUR 5.8 million). The transaction is expected to close in Q2–Q3 2014.

On 30 January, Citycon sold retail property Säkylän Liiketalo Oy, located in Western Finland to a local buyer for approximately EUR 0.3 million.

On 31 January, Citycon sold its shares in the Koskikara shopping centre, in Valkeakoski Tampere region, to Pirkanmaan Osuuskauppa for approximately EUR 2.6 million.

Future Outlook

Citycon focuses on increasing both its net cash flow from operating activities and its direct operating profit. Therefore, the company pursues proactive asset management, value-added activities, and selected acquisitions.

The initiation of planned (re)development projects will be carefully evaluated against strict pre-leasing criteria. Citycon intends to continue divestment of its non-core properties after value maximisation activities.

The company expects its turnover to increase by EUR +1 to +9 million and EPRA operating profit to change by EUR -2 to +6 million compared to 2013 level, based on the existing property portfolio. The company predicts its EPRA Earnings to increase by EUR +2 to +10 million and on the basis of the current number of shares its EPRA Earnings per share (basic) to be EUR 0.20-0.22. The EPRA Earnings per share in 2013 of EUR 0.204 has been calculated with the issue-adjusted average number of shares of approximately 425.4 million shares (current number of shares approx. 441.3 million).

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These estimates are based on (re)development projects that have already been completed and on those yet to be completed, as well as on the prevailing level of inflation, the euro-Swedish krona exchange rate, and current interest rates. No major (re)development projects are scheduled to come online during 2014.

Business Environment

Market conditions continued to be challenging in Citycon’s operating countries during 2013. There are signs of gradual strengthening of the Swedish economy, but the recovery still eludes when it comes to the Finnish economy.

Retail sales growth and the inflation rate are key factors in Citycon’s business and have an impact on rent received from retail premises. Almost all of the company’s leases are tied to the consumer price index. A significant number of leases also feature a turnover-linked component. Consumer prices continued to rise during the year in Finland, Estonia, and Denmark, while they remained fairly stable in Sweden and Lithuania. In December, inflation was 1.6 per cent in Finland, 0.1 per cent in Sweden, 1.4 per cent in Estonia, 0.4 per cent in Lithuania, and 0.8 per cent in Denmark (sources: Statistics Finland, Statistics Sweden, Statistics Estonia, Statistics Lithuania, and Statistics Denmark). The year saw strong growth in retail sales in Estonia and Lithuania, positive growth in Finland and Sweden, and negative growth in Denmark. Total retail sales growth for the first eleven months was 0.4 per cent in Finland, 1.9 per cent in Sweden, 5.0 per cent in Estonia, 4.4 per cent in Lithuania and -1.5 per cent in Denmark (sources: Statistics Finland, Statistics Sweden, Statistics Estonia, Statistics Lithuania, and Statistics Denmark).

Household consumer confidence improved in all of Citycon’s countries of operation during the year and remained well above the euro area’s average. In Estonia and Lithuania, the household consumer confidence indicator has remained negative (source: Eurostat).

In all of Citycon’s operating countries, except Lithuania, seasonally adjusted unemployment rates are lower than the euro area average, of 12.1 per cent. The unemployment rate in Finland increased somewhat in the course of the year but remained at a healthy 8.4 per cent, as in November. In Sweden, unemployment remained stable at 8.0 per cent. Denmark’s unemployment rate continued to be low, 6.9 per cent in November. In Estonia, the unemployment rate has been decreasing to 9.0 per cent, whereas unemployment in Lithuania has remained high, at 11.1 per cent as per October (source: Eurostat).

Property market

In Finland the property investment market saw very few transactions during the first three quarters of 2013; however, the last quarter was relatively active, recording the highest investment volume since Q1 2008. Demand for core assets remains strong, as equity rich investors keep looking for safe havens. There are also signs of investors starting to diversify their portfolios, both in terms of risk and geography. However, stronger economic fundamentals are needed before more robust growth can be expected. Shopping centre prime yields have remained stable both quarter-on-quarter and year-on-year, and no significant change is expected in 2014. Prime shopping centre rents remained stable compared to the previous quarter and year-on-year. The softening outlook for retail sales limits the rental growth potential and has already made occupiers somewhat more cautious which has lengthened leasing negotiations and slowed down decision making.

In Sweden the demand for core retail assets remains strong. In Q4 the transaction volume for retail properties was weaker compared to the previous year. Comparing 2013 and 2012 as a whole in terms of retail transaction volume, 2013 transactions represented around 95 per cent of the previous year’s volume. Prime shopping centre yields remained stable quarter-on-quarter as well as year-on-year, and no significant change is expected in 2014.

In Estonia prime shopping centre rents remained stable in Q4, but increased year-on-year by approximately two per cent. Vacancy rates in professionally managed prime shopping centres are close to zero per cent and demand for small to mid-size units is high, whereas older shopping centres in remote locations face challenges to renew contracts. The investment market in Q4 featured transactions mainly in the office and industrial segment. Lack of investment product has hindered growth of transaction volumes. Prime shopping centres yields have dropped to 7.3 per cent and strong economic fundamentals support further yield compression, although at the same time the increasing cost of financing affects the yields negatively.

(Source: Jones Lang LaSalle Finland Oy)

Tenants’ sales and footfall in Citycon’s shopping centres

During the year under review, total sales at Citycon’s shopping centres increased by one per cent and footfall remained at the level of the previous year. In Finland, sales decreased by one per cent, in Sweden sales increased by two per cent and sales in the Baltic Countries and New Business grew by six per cent. Footfall in Finland fell by three per cent, while it grew by four per cent in Sweden and by eight per cent in the Baltic Countries and New Business. The growth in footfall in Sweden resulted mainly from the larger shopping centres, such as Liljeholmstorget Galleria, and in the Baltic Countries and New business from the completion of the Magistral (re)-development as the centre was closed during the comparison period. Like-for-like shopping-centre sales and footfall remained at the same level as in the previous year. It should be noted that the sales and footfall figures include estimates.

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Short-Term Risks and Uncertainties

The Citycon Board of Directors considers the company’s major short-term risks and uncertainties to be associated with economic developments in the company’s regions of operation. Such developments affect demand, vacancy rates, and market rent levels for retail premises. In addition, key near-term risks include the fair value development of properties in today’s uncertain economic conditions. Also the risks of rising financial expenses due to higher loan margins or market interest rates and lower availability of debt financing are of importance. These risks have however reduced lately, on account of the two public investment grade credit ratings received in May, the EUR 500 million Eurobond issued in June and recent positive development in banks’ willingness to lend money.

Although the financial situation has so far had only minor effects on the rent levels of retail premises and on occupancy rates in Citycon’s operating regions, lower demand for retail premises, higher vacancy rates, and lower market rent levels in Citycon’s regions of operation pose challenges in a sluggish economic environment. Economic developments, particularly trends influencing consumer confidence and behaviour, inevitably affect demand for retail premises. Risks to economic growth persisted in 2013. In times of weak economic growth, rental levels of retail premises typically fall, leasing of new premises is more difficult, and vacancy rates rise.

The implementation of Citycon’s strategy will require new financing going forward, which means that risks associated with the availability and cost of financing are meaningful to Citycon. Banks’ willingness to lend money is still lower and the loan margins remain at higher levels than before the financial crises, but both the availability and cost of financing have improved during 2013. In the future we will see stricter regulation of the banking and insurance sectors (e.g., with the Basel III and Solvency II regulations) which is likely to again elevate the costs of debt financing and limit the availability of long-term bank loans. Some of Citycon’s loan agreements were signed at low margins before the financial crisis; when new loans are taken out, the margins are likely to be higher. Along with rising market interest rates, such an increase in loan margins is likely to push Citycon’s average interest rate upwards in the future.

The company is actively seeking to diversify its funding sources – as is demonstrated by the EUR 500 million Eurobond issued in June – in order to mitigate the risks related to bank financing. However, there are no guarantees that such alternative funding sources will be available in the future at cost-efficient margins. Bond issues, in combination with the EUR 360 million credit facility agreement signed with Nordic banks in September 2012, the EUR 90 million rights issue in October 2012, and the EUR 200 million rights issue in March 2013, considerably strengthened the company’s balance sheet, improved the available liquidity, and decreased the refinancing risk for the coming years. Also the public investment grade credit ratings received in May 2013 improved the availability of funding at competitive terms.

The fair value development of investment properties continues to be characterised by uncertainty caused by the sovereign debt crisis and the resulting tough economic conditions. Several factors affect the fair value of the investment properties owned by Citycon, among them general and local economic developments, interest rate levels, foreseeable inflation rates, trends in market rent levels, vacancy rates, property investors’ yield requirements, and the competitive environment. The associated uncertainty is being reflected most strongly in developments for retail properties outside major cities or in otherwise less attractive properties, because investor demand is not currently focused on these properties and banks are more reluctant to offer financing for projects related to such properties. On the other hand, the fair value of winning shopping centres, which attract investor interest amid uncertain conditions, remained stable or even increased during 2013.

The company’s short-term risks and uncertainties, along with its risk management and the principles applied therein, are discussed in more depth at www.citycon.com/riskmanagement; on pages 53-56 of the Financial Statements for 2013; and on pages 58-59 of the annual report for 2013, soon to be released.

Property Portfolio

Citycon’s strategy is to focus on urban grocery-anchored shopping centres in the Nordic and Baltic countries. Citycon seeks growth both through operational improvement, extensions, and (re)developments of its existing shopping centres and via selective shopping-centre acquisitions. In its updated strategy of July 2011, Citycon defined supermarkets and shops as non-core properties and announced its intention to divest itself of these properties within the next few years, after completion of value-enhancing activities.

At year end, the fair value of Citycon’s property portfolio was EUR 2,733.5 million (EUR 2,714.2 million). The company owned 36 (37) shopping centres, excluding Kista Galleria, and 35 (41) other properties. Of the shopping centres, 22 (23) were in Finland, nine (9) in Sweden, four (4) in the Baltic countries, and one (1) in Denmark.

Citycon’s gross capital expenditure (including acquisitions) in the year under review came to EUR 226.1 million (EUR 161.7 million), with property acquisitions accounting for EUR 2.0 million (EUR 58.8 million), acquisitions linked to joint ventures and investments in them for EUR 148.1 million (EUR 0.0 million), property development for EUR 75.5 million (EUR 101.6 million), and other investments for EUR 0.5 million (EUR 1.4 million).

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Gross capital expenditure (including acquisitions) for 2013 was EUR 65.1 million (EUR 119.9 million) in Finland, EUR 150.2 million (EUR 18.1 million) in Sweden, and EUR 10.4 million (EUR 23.0 million) in the Baltic Countries and New Business. Capital expenditure at the company’s headquarters amounted to EUR 0.4 million (EUR 0.7 million). The company’s divestments totalled EUR 53.0 million (EUR 26.4 million), and, in all, gain on sale of EUR 0.8 million (gain on sale of EUR 4.2 million) was recognised (tax effect included).

Acquisitions

The following acquisition was made during the year:

•	In January, Citycon, jointly with CPPIB, acquired Stockholm’s Kista Galleria shopping centre from DNB Livsforsikring ASA, for approximately SEK 4.6 billion (approx. EUR 530 million).

Divestments

The following divestments were made during the year:

•	In December, Citycon sold the Torikeskus shopping centre in Seinäjoki to a local investor for approximately EUR 14.7 million.

•	In November, Citycon sold all the shares in Citycon Jakobsberg Bostäder 4 AB, located in Stockholm, for SEK 41 million (approx. EUR 4.6 million), to Akelius Lägenheter AB.

•	In July, the company sold the mixed-use property Backa, in the greater Gothenburg area, for approximately SEK 42 million (approx. EUR 4.9 million).

•	In July, Citycon sold the office building on Wavulinintie, in Helsinki, for approximately EUR 1.4 million.

•	Also in July, Citycon sold the retail property Espoon Louhenkulma, in the Helsinki Metropolitan Area, for approximately EUR 1.3 million.

•	In April, Citycon sold the office and retail property Lindome, in the greater Gothenburg region, for approximately SEK 81 million (approx. EUR 9.7 million).

•	In March, the company sold the office and retail property Hindås, also in the greater Gothenburg area, for approximately SEK 12 million (approx. EUR 1.4 million).

•	In February, Citycon sold its 50 per cent share of the IsoKristiina shopping centre, in Lappeenranta, to Ilmarinen Mutual Pension Insurance Company.

•	In February, Citycon sold Ultima Oy, a company with ownership of an undeveloped plot in Vantaa, for approximately EUR 4.4 million.

As a result of these divestments, the company’s total gross leasable area decreased by 45,680 square metres. Since the publication of its strategy update in July 2011, the company has divested 14 non-core properties and three residential portfolios, to a total value of approximately EUR 81 million.

(Re)development projects

Citycon is pursuing a long-term increase in the footfall, cash flow, and efficiency of its retail properties and also in the return on its investment in these properties. The purpose of the company’s development activities is to keep its shopping centres competitive for both customers and tenants. In the short term, (re)development projects may weaken the return on the properties, as some retail premises have to be temporarily vacated for refurbishment and this affects rental income. Citycon aims to complete its construction projects in stages, in order to secure continuous cash flow.

At the end of the year, the company had two major (re)development projects in progress: the Iso Omena extension and (re)-development project in Espoo and the IsoKristiina extension and (re)development project in Lappeenranta. During the last quarter, the company also launched an extension and (re)development project in Stenungs Torg and a refurbishment project in Kista Galleria.

Construction work at Iso Omena started in June 2013, with this three-phase project to be completed in late summer 2016. Because the new station at the end of the western metro line will be beneath the shopping centre, the extension project is being carried out in close co-operation with the metro company Länsimetro Oy. The centre’s retail mix will be increasingly focused on fashion stores and a wide offering of restaurant services. The amount of pre-leased space in the area of the extension stood at approximately 40 per cent at the end of the year.

Construction work at IsoKristiina started at the beginning of April 2013. At IsoKristiina, strong emphasis will be placed on leisure and on versatile restaurant and café services. As a special feature of the (re)development, the new Lappeenranta City Theatre premises will be inside the renovated shopping centre. The amount of pre-leased space in the area of the extension stood at approximately 70 per cent at the end of the year.

The extension and (re)development of Stenungs Torg includes creation of space for six new tenants, among them H&M, along with renovation of the main entrance of the shopping centre.

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The refurbishment and extension project at Kista Galleria involves constructing a state-of-the-art 2,400 sq.m. digital library at the centre in co-operation with the City of Stockholm. The total value of the project is approximately EUR 10 million.

The renovation of Stockholm’s Åkermyntan Centrum reached completion during Q2 2013.

In addition, during the year the company carried out two projects related to tenant fit-outs at Rocca al Mare and Kristiine in Tallinn, with total investments of EUR 5.3 million and EUR 3.3 million, respectively. In September, completion of the refurbishment project at Rocca al Mare was finalised when Estonia’s first H&M and first branch of the Debenhams department-store chain opened at the shopping centre. The tenant fit out project at Kristiine, which involved the opening of an H&M store in the shopping centre, was completed during the end of the year.

The table below lists the most significant (re)development projects in progress, along with the projects completed in 2012-2013. Further information on the company’s completed, ongoing, and planned (re)development projects can be found on the company’s web site and in the upcoming 2013 annual report.

(Re)development Projects Completed in 2012-2013 and in Progress on 31 December 2013

				Actual gross capital
			Citycon’s (expected)	investments by
		Area before and after	net investment need	31 December 2013
Location		project completion, sq.m.	(EUR million)	(EUR million)		Completion
		36,400
Stenungs Torg	Stenungsund, Sweden	41,400	18.0	1.5		Q3/2015
		94,200
Kista Galleria 1)	Stockholm, Sweden	94,600	5.0	3.3		Q4/2014
		63,300
Iso Omena	Espoo, Finland	90,000	88.0	13.4		Q3/2016
		22,400
IsoKristiina 2)	Lappeenranta, Finland	34,000	54.0	16.0		Q4/2015
		8,500
Åkermyntan Centrum	Stockholm, Sweden	10,100	6.9	6.9		completed Q2/2013
		27,700
Koskikeskus	Tampere, Finland	28,600	41.8	41.8		completed 2012
		60,600
Iso Omena	Espoo, Finland	63,100	7.6	7.6		completed 2012
		7, 700
Myllypuro	Helsinki, Finland	7,300	21.3	21,3	3)	completed 2012
		9,500
Magistral	Tallinn, Estonia	11,700	7.0	7.0		completed 2012

1)	Kista Galleria is treated as a joint venture and consolidated in Citycon’s financial statements based on the equity method.
2)	Citycon owns 50 per cent of shopping centre IsoKristiina, Ilmarinen Mutual Pension Insurance Company owns the other 50 per cent.
3)	The compensation of EUR 5.9 million and its tax impact received from the City of Helsinki in 2008 has been deducted from the actual gross investments.

Financial Performance

The figures presented below are for 2013, and the figures in brackets are the reference figures for 2012, unless otherwise indicated.

Turnover

The company’s turnover comes mainly from rental income from retail properties and from utility and service charge income. Turnover came to EUR 248.6 million (EUR 239.2 million), showing growth of EUR 9.4 million, or 3.9 per cent. Turnover growth was mainly driven by like-for-like properties which contributed EUR 6.6 million to turnover growth. Completed or partly completed (re)development projects, such as those for Magistral and Koskikeskus, accounted for EUR 1.8 million of the turnover growth, with acquisitions made in 2012 contributing EUR 2.9 million. Divestments (see the discussion of 2013 divestments under ‘Property Portfolio’; sales of supermarkets and shops, along with flats, in Sweden in 2012 and 2013 are also included in the reference period’s divestment portfolio) decreased turnover by EUR 2.3 million. See also the table ‘Net Rental Income and Turnover by Segment and Property Portfolio’.

Turnover from like-for-like properties increased in consequence of indexing and higher rental levels. Temporary rental rebates for like-for-like properties decreased to EUR 0.3 million (EUR 0.4 million).

At year end, Citycon had 3,287 (3,792) leases in total. The leasable area decreased by 3.8 per cent to 961,790 square metres. This decrease in leasable area is due to divestments. The average remaining length of leases was 3.5 years and remained at the same level as the previous year (3.5 years). Average rent rose from EUR 20.7/sq.m. to EUR 21.5/sq.m., mainly thanks to index increments, divestments and the strengthening of the Swedish krona. The economic occupancy rate was 95.7 per cent (95.7%). The rolling 12-month occupancy cost ratio for like-for-like shopping centre properties was 8.6 per cent (8.5%).

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Lease Portfolio Summary

	Q4/2013	Q4/2012	Q3/2013	2013	2012	Change-%
Number of properties at the end of the period	71	78	72	71	78	-9.0%
Gross leasable area, sq.m.	961,790	1,000,270	975,790	961,790	1,000,270	-3.8%
Annualised potential rental value, EUR million 1)	246.1	245.9	249.1	246.1	245.9	0.1%
Average rent (EUR/sq.m.)	21.5	20.7	21.5	21.5	20.7	3.9%
Number of leases started during the period	163	195	156	611	792	-22.9%
Total area of leases started, sq.m. 2)	52,697	40,257	26,507	150,013	141,167	6.3%
Average rent of leases started (EUR/sq.m.) 2)	17.5	22.0	18.4	18.8	20.5	-8.3%
Number of leases ended during the period	458	153	209	1,117	1,064	5.0%
Total area of leases ended, sq.m. 2)	66,260	29,728	19,101	186,567	149,972	24.4%
Average rent of leases ended (EUR/sq.m.) 2)	18.3	24.6	22.3	18.6	18.6	0.0%
Occupancy rate at end of the period (economic), %	95.7	95.7	95.8	95.7	95.7	—
Average remaining length of lease portfolio at the end of the period, years	3.5	3.5	3.6	3.5	3.5	0.0%
Net rental yield, % 3)	6.4	6.4	6.4	6.4	6.4	—
Net rental yield, like-for-like properties, %	6.1	6.1	6.2	6.1	6.1	—

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Includes the value of unused building rights.

Property operating expenses

The property operating expenses consist of maintenance costs related to real property, such as electricity, cleaning, and repairs. Property operating expenses rose by EUR 2.6 million, or 3.4 per cent from EUR 75.8 million to EUR 78.4 million. Completed (re)development projects and acquisitions increased property operating expenses, while divestments decreased them. Like-for-like property operating expenses increased by EUR 0.7 million, mainly on account of the higher property management expenses (cf. Note 4: ‘Property Operating Expenses’).

Other expenses from leasing operations

Other expenses from leasing operations, consisting of tenant improvements and credit losses, totalled EUR 1.3 million (EUR 1.4 million). The decrease was attributable mainly to lower credit losses and provisions for credit losses.

Net rental income

Citycon’s net rental income was EUR 168.9 million (EUR 162.0 million). Net rental income increased by EUR 6.9 million, or 4.2 per cent mainly thanks to like-for-like net rental income growth of EUR 5.5 million, or 4.6 per cent. Like-for-like net rental income grew mainly due to a clear increase in net rental income from shopping centres, by 4.5 million or 4.5 per cent. In addition, like-for-like net rental income for supermarkets and shops increased by 0.9 million or 5.6 per cent. Large shopping centres, such as Iso Omena, Myyrmanni, and Liljeholmstorget Galleria, contributed to the positive development in like-for-like net rental income of shopping centres. In addition, (re) development projects such as those for Magistral and Koskikeskus increased the net rental income by EUR 0.6 million, and acquisition of the shopping centres Arabia, Citytalo, and Albertslund Centrum increased it by EUR 1.2 million, while divestments reduced net rental income by EUR 1.1 million.

The net rental yield of Citycon’s property portfolio was 6.4 per cent (6.4%).

The following table presents like-for-like net rental income growth by segment of the company. ‘Like-for-like properties’ refers to properties held by Citycon throughout the two preceding periods, excluding properties under (re)development or extension and undeveloped lots. Measured in net rental income, 71.9 per cent of the like-for-like properties are in Finland.

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Net Rental Income by Segment and Property Portfolio						Turnover by portfolios
EUR million	Finland	Sweden	Baltic Countries and New Business	Other	Total	Citycon total
2011	90.5	35.4	18.4	—	144.3	217.1
Acquisitions	1.5	1.4	4.6	—	7.5	11.1
(Re)development projects	4.6	0.6	0.6	—	5.8	8.3
Divestments	-0.5	-1.7	—	—	-2.3	-4.6
Like-for-like properties	2.2	2.3	1.1	—	5.5	5.3
Other (incl. exchange rate diff.)	0.0	1.2	-0.1	0.0	1.1	1.8
2012	98.2	39.2	24.6	—	162.0	239.2
Acquisitions	0.5	0.0	0.7	—	1.2	2.9
(Re)development projects	0.8	-0.3	0.2	0.0	0.6	1.8
Divestments	-0.1	-1.0	0.0	—	-1.1	-2.3
Like-for-like properties	4.1	1.2	0.2	0.0	5.5	6.6
Other (incl. exchange rate diff.)	0.0	0.6	0.0	0.0	0.6	0.4
2013	103.5	39.7	25.6	0.0	168.9	248.6

Administrative expenses

Administrative expenses totalled EUR 20.6 million (EUR 26.5 million). This represents a reduction of EUR 5.9 million, or 22.2 per cent, due mainly to cost savings activities carried out in the beginning of 2013.

At the end of December, Citycon Group employed 127 (129) persons, in total, of whom 83 worked in Finland, 33 in Sweden, 10 in the Baltic countries, and 1 in the Netherlands.

Net fair value gains on investment properties

Net fair value gains on investment properties totalled EUR 26.1 million (EUR 23.6 million). The fair value gain of the shopping centres was EUR 25.2 million, and that of the supermarket and shop properties was EUR 0.9 million. The company recorded a total value increase of EUR 61.2 million (EUR 54.4 million) and a total value decrease of EUR 35.2 million (EUR 30.8 million). On 31 December 2013, the average net-yield requirement defined by Jones Lang LaSalle for Citycon’s entire property portfolio was 6.3 per cent (31 December 2012: 6.3%). The average net-yield requirement for properties in Finland, Sweden, and the Baltic Countries and New Business was 6.2 per cent, 5.9 per cent and 7.3 per cent respectively.

The weighted average market rent used for the valuation rose to EUR 25.3/sq.m, up from EUR 25.1/sq.m (cf. Note 6: ‘Investment Properties’). Jones Lang LaSalle’s year-end valuation statement can be found on the company web site at www.citycon.com/valuation.

Net gains on sale of investment properties

Net gain on the sale of investment properties totalled EUR 0.8 million (gain on sale of EUR 4.2 million) (cf. ‘Property Portfolio’).

Operating profit

Operating profit came to EUR 176.0 million (EUR 163.4 million), being higher than in the corresponding period previous year. The increase resulted from net rental income growth, lower administrative expenses, and higher fair value gains.

Net financial expenses

Net financial expenses increased by EUR 21.9 million, to EUR 90.1 million (EUR 68.1 million). Financial expenses increased mainly through realised one-off expenses related to prepayment of loans and the buying back of bonds during the second quarter. These costs include the realised negative market value of interest rate swaps that were unwound in relation to the prepaid bank loans, write-off of capitalised fees related to prepaid debt, and the portion of the bond buy-back price in excess of the nominal value. Citycon uses interest rate swaps to hedge the floating interest-rate risk exposure and applies hedge accounting when marking these swaps to market. Changes in fair values are reported under other comprehensive income, with the tax effect taken into account. After the bond issue, some of the proceeds were used for prepayment of existing bank loans and the related interest rate swaps were unwound. The realised losses were booked from other comprehensive income/loss to financial expenses, with the tax effect taken into consideration. Because mark to market valuation was used, the swap unwinding did not have a major impact on the equity.

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At year end, the weighted average interest rate, inclusive of interest rate swaps, showed a decrease, to 4.12 per cent (4.25%), from the level of the previous year but had increased from that of the previous quarter (4.07%) after the repayment of the rest of the outstanding short-term commercial papers. The year-to-date weighted average interest rate for interest-bearing debt, including interest rate swaps, decreased slightly to 4.06 per cent from the 4.07 per cent of the previous year’s corresponding period, as well as from the previous quarter level of 4.08 per cent, with the lower interest expenses following the issue of the EUR 500 million Eurobond at the end of the second quarter.

Share of profit of joint ventures

The share of profit of joint ventures totalled EUR 4.1 million (EUR 0.2 million) and represents Citycon’s share of the profit from the Kista Galleria shopping centre and Espagalleria Oy.

Income taxes

Current tax expenses for the year were EUR 0.7 million (EUR 1.4 million). Change in deferred taxes came to EUR 10.7 million (EUR -6.4 million). The positive change in deferred taxes resulted mainly from the corporate income tax rate cut in Finland as well as a deferred tax receivable booked in relation to the net losses from the unwinding of interest rate swaps in the first half of 2013.

Profit for the period

Profit for the period came to EUR 100.0 million (EUR 87.7 million). Despite one-off financial expenses, profit increased due to an increase in operating profit and lower tax expenses.

Statement of Financial Position and Financing

Investment properties

At year end, the fair value of the company’s property portfolio totalled EUR 2,733.5 million (EUR 2,714.2 million), with Finnish properties accounting for 61.1 per cent (61.1%) of this, Swedish properties for 26.3 per cent (27.2%), and the Baltic Countries and New Business properties for 12.5 per cent (11.6%).

The fair value of investment properties increased by EUR 19.3 million from the value at the end of 2012 (31 December, 2012: EUR 2,714.2 million), due to gross capital expenditure of EUR 77.5 million, offset by divestments totalling EUR 37.0 million (see ‘Property Portfolio’) and by EUR 24.2 million transfer of certain residential units in Sweden and some supermarket and shop properties in Finland and Sweden to the ‘investment property held for sale’ category. In addition, net fair value gains on investment properties increased the value of investment properties by EUR 26.1 million (see the detailed analysis in the ‘Financial Performance’ section’s subsection ‘Net fair value gains on investment properties’). Exchange-rate changes decreased the fair value of investment properties by EUR 23.1 million.

Shareholders’ equity

At the end of the year, the shareholders’ equity attributable to the parent company’s shareholders came to EUR 1,289.6 million (EUR 1,015.7 million), increasing by EUR 273.9 million, mainly in consequence of the rights issue, the net proceeds from which amounted to EUR 196.0 million. In addition, the shareholders’ equity was increased by the profit for the reporting period attributable to parent-company shareholders, by EUR 93.1 million, along with the positive fair value change in interest derivative contracts. On the other hand, dividend payments and equity returns decreased the equity by EUR 49.0 million. Citycon applies hedge accounting, which means that fair value changes of applicable interest derivatives are recorded under ‘Other Items of Comprehensive Income’, which affects shareholders’ equity. A gain on the fair value of interest derivatives of EUR 36.7 million was recorded for the year, taking into account their tax effect (a loss of EUR 14.1 million) (cf. Note 10, ‘Derivative Financial Instruments’).

Because of the above-mentioned items and the higher number of shares that resulted from the rights issue, equity per share decreased to EUR 2.92 (31 December 2012: EUR 3.11). The equity ratio increased further to 45.3 per cent (30 September 2013: 44,1%). The company’s equity ratio, as specified in the loan-agreement covenants, increased to 45.2 per cent (30 September 2013: 44.1%).

Details of the company’s share capital, the number of shares, and related matters can be found in Financial Result Release Note 16: ‘Shareholders, Share Capital and Shares’.

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Loans

Liabilities totalled EUR 1,634.7 million (EUR 1,758.6 million), with short-term liabilities accounting for EUR 231.6 million (EUR 209.7 million). At year-end, Citycon’s available liquidity was EUR 435.4 million, of which EUR 380.0 million consisted of undrawn, committed credit facilities, EUR 38.0 million of cash and cash equivalents and EUR 17.4 million of undrawn cash pool overdraft limits. At the year end, Citycon’s liquidity, exclusive of commercial papers, stood at EUR 435.4 million (30 September 2013: EUR 387.1 million).

Interest-bearing debt showed a year-on-year decrease of EUR 70.6 million, falling to EUR 1,462.4 million (EUR 1,533.0 million). The fair value of interest-bearing debt was EUR 1,471.3 million (EUR 1,538.8 million) at year end. Cash and cash equivalents totalled EUR 38.0 million (EUR 51.0 million), making the fair value of interest-bearing net debt EUR 1,433.3 million (EUR 1,487.8 million). The average loan maturity, weighted for the amount of the loans’ principal, was 4.1 years (3.2 years). This increase was due to the 7 year EUR 500 million eurobond issued in June. The average interest-rate fixing period increased to 3.9 years (3.5 years).

The interest coverage ratio increased to 2.4 (Q3/2013: 2.3).

Fixed-rate debt accounted for 83.4 per cent (89.2%) of the year-end interest-bearing debt, including interest-rate swaps with over one year to maturity.

During Q4 the company signed three new cash pool overdraft limit agreements for a total amount of EUR 18.2 million. These limits will enable to maintain lower cash levels going forward.

The company successfully issued a EUR 500 million senior unsecured Eurobond on 14 June. This seven-year bond matures on 24 June 2020. This bond carries fixed annual interest at a rate of 3.75 per cent, payable annually on 24 June, and is listed on the Official List of the Irish Stock Exchange and traded on its regulated market. Bonds were allocated to a broad base of European investors, and the bond offering was oversubscribed. Through this strategic transaction, Citycon was able to increase its liquidity, diversify the company’s debt financing sources, and extend average debt maturities. The proceeds from the offering have been used to repay existing debt.

In June, Citycon repurchased some domestic senior bonds maturing in 2014 and 2017. The company repurchased a portion of its unsecured domestic bond issued on 17 December 2009 from institutional investors for 106.5 per cent of face value. The face value repurchased by the company amounted to EUR 16.9 million, corresponding to approximately 42.3 per cent of the aggregate amount of the domestic bond. The principal amount of the bond due in 2014 amounts to EUR 40 million, and it carries interest at a rate of 5.10 per cent p.a. The deals were executed on 25 June 2013. At the same time, Citycon repurchased part of its unsecured domestic bond issued on 11 May 2012 from institutional investors for 106.4 per cent of face value. The face value repurchased by the company amounted to EUR 11.6 million, corresponding to approximately 7.7 per cent of the aggregate amount of the domestic bond. The principal amount of the bond due in 2017 comes to EUR 150 million, with interest due at a rate of 4.25 per cent p.a. The deals were executed on 25 June 2013. All repurchases of the bonds were executed on the open market. In accordance with the terms and conditions of the domestic bonds, the company will cancel the repurchased bond amounts.

An agreement for a new bilateral six-year revolving credit facility loan of EUR 50 million was signed in June.

In May, Citycon received two investment-grade credit ratings, from Standard & Poor’s (BBB-) and Moody’s (Baa3).

On 12 February, the Citycon Board of Directors decided to issue as many as 114,408,000 new shares in a share issue for subscription at a price of EUR 1.75 per share, worth approximately EUR 200 million, based on an authorisation granted by the EGM of 6 February 2013. The shares offered represented around 35 per cent of the total shares and voting rights in the company prior to the offering and around 26 per cent post-offering. The share subscription period was 21 February – 7 March, and all of the shares offered were subscribed for in the share issue. The new shares were entered in the Finnish Trade Register on 14 March. More detailed information on the rights issue can be found in the Citycon stock-exchange releases published in February and March.

On 14 January, Citycon and CPPIB signed a standalone asset-backed loan agreement for, in total, SEK 2,290 million (approx. EUR 265 million) in order to finance the Kista Galleria shopping-centre investment. The loan is secured by Kista Galleria, and the loan period is five years. This loan is granted by Skandinaviska Enskilda Banken AB (publ), which also co-ordinated the transaction, and Swedbank AB and Aareal Bank AG.

On top of the financial covenants, Citycon’s debt financing agreements have other customary restrictive clauses. These include negative-pledge and change-of-control clauses.

With respect to the negative pledge, Citycon’s loan agreements limit the maximum amount of secured indebtedness to 7.5 per cent of the total financial indebtedness of the group. Change of control provisions are associated with a situation wherein a person or group of persons acting in concert would hold more than 50 per cent of the voting rights of Citycon and such change of control would, (i) in respect of the debt financing agreements, impose an obligation for the company to commence negotiations with the relevant lenders on an alternative basis for the continuation of financing or, alternatively, to repay the loans in question and, (ii) in respect of the debt securities, entitle the debt security holders to require the company to redeem such securities. Both clauses are subject to the applicable grace periods and possible waivers.

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Cash Flow Statement

Net cash from operating activities

Net cash from operating activities totalled EUR 56.6 million (EUR 61.5 million). This decrease was mainly due to higher interest and other financial charges, which resulted from the realised fair value losses on interest rate swaps in the second quarter of the financial year.

Net cash used in investing activities

Net cash used in investing activities totalled EUR 168.4 million (net cash used in investing activities EUR 104.9 million). Capital expenditure related to investment properties, shares in joint ventures, and tangible and intangible assets totalled EUR 226.6 million (EUR 93.9 million). Negative cash flow from investing activities was partially offset by sales of investment properties totalling EUR 60.2 million (EUR 31.1 million).

Net cash from financing activities

Net cash from financing activities totalled EUR 99.4 million, and comparable net cash from financing activities came to EUR 2.3 million. The net cash from financing activities includes proceeds from the EUR 500 million bond issue in June, which were used mainly for repayment of existing debt. The rights issue in March increased net cash from financing activities by EUR 196.0 million.

Financial Performance of the Business Units

Citycon’s business operations are divided into three business units: Finland, Sweden, and Baltic Countries and New Business. These business units are divided further, into clusters. The Finnish unit is composed of four clusters, the Swedish unit of three, and the Baltic Countries and New Business unit of one cluster.

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Finland

Citycon is a market leader in the Finnish shopping centre business. At year end, the company owned 22 shopping centres and 33 other properties in Finland, with a total leasable area of 571,890 square metres (595,670 sq.m.). The leasable area decreased through property disposals (cf. ‘Property Portfolio’). The annualised potential rental value decreased marginally by 0.1 per cent to EUR 150.5 million due to divestments.

The lease agreements started during the year applied to a gross leasable area of 110,292 square metres (89,689 sq.m.), and ended lease agreements applied to 133,770 square metres (79,049 sq.m.). The average rent for new lease agreements was slightly lower than the average rent for the ended lease agreements, mainly due to new large-unit retail leases in supermarket and shop properties which started during the last quarter of the year. The average rent rose from EUR 21.4/sq.m. to EUR 22.4/sq.m., mainly thanks to index increments and property disposals. The economic occupancy rate decreased to 95.1 per cent (95.3%), mainly due to a finalised (re)development project with temporary vacancy. For shopping centres, the economic occupancy rate was 95.9 per cent and the average rent was EUR 26.0/sq.m.

Citycon’s net rental income from Finnish operations during 2013 totalled EUR 103.5 million (EUR 98.2 million). Net rental income grew by EUR 5.3 million or 5.4 per cent. Net rental income for like-for-like properties in Finland increased by EUR 4.1 million, or 4.9%, mainly because of good performance at the shopping centres. In addition, the Finnish operations benefited from the EUR 1.3 million effect of completed (re)development projects such as Koskikeskus and acquisitions made in 2012, such as that of Arabia. The business unit accounted for 61.3 per cent (60.6%) of Citycon’s total net rental income. Net rental yield was 6.4 per cent (6.3%).

Key Figures, Finland

	Q4/2013	Q4/2012	Q3/2013	2013	2012	Change-%
Number of properties at the end of the period	55	59	56	55	59	-6.8%
Gross leasable area, sq.m.	571,890	595,670	582,990	571,890	595,670	-4.0%
Annualised potential rental value, EUR million 1)	150.5	150.6	153.3	150.5	150.6	-0.1%
Average rent (EUR/sq.m.)	22.4	21.4	22.2	22.4	21.4	4.7%
Number of leases started during the period	109	131	95	390	453	-13.9%
Total area of leases started, sq.m. 2)	40,954	25,402	16,057	110,292	89,689	23.0%
Average rent of leases started (EUR/sq.m.) 2)	17.5	23.1	19.9	18.8	21.7	-13.4%
Number of leases ended during the period	163	80	102	498	444	12.2%
Total area of leases ended, sq.m. 2)	53,036	15,324	14,959	133,770	79,049	69.2%
Average rent of leases ended (EUR/sq.m.) 2)	18.6	28.4	22.5	19.0	21.9	-13.2%
Occupancy rate at end of the period (economic), %	95.1	95.3	95.4	95.1	95.3	—
Average remaining length of lease portfolio at the end of the period, years	3.9	3.7	4.0	3.9	3.7	5.4%
Gross rental income, EUR million	35.7	35.5	36.1	144.2	137.0	5.3%
Turnover, EUR million	37.4	37.3	37.6	150.4	143.2	5.0%
Net rental income, EUR million	26.3	25.7	26.8	103.5	98.2	5.4%
Net rental yield, % 3)	6.4	6.3	6.4	6.4	6.3	—
Net rental yield, like-for-like properties, %	6.4	6.4	6.4	6.4	6.4	—
Fair value of investment properties, EUR million	1,671.2	1,659.0	1,677.3	1,671.2	1,659.0	0.7%

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Includes the value of unused building rights.

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Sweden

At the end of the year, the company had nine shopping centres (excluding Kista Galleria) and two other retail properties in Sweden, with a total leasable area of 254,500 square metres (274,300 sq.m.). These properties are located in the greater Stockholm and Gothenburg areas and in Umeå. The leasable area decreased due to the divestment of supermarket and shop properties and residential units. The annualised potential rental value increased to EUR 63.5 million due to the strengthening of the Swedish krona.

Lease agreements started during the year applied to a gross leasable area of 16,780 square metres (33,464 sq.m.), and ended lease agreements applied to 34,597 square metres (64,629 sq.m.). The average rent level for new lease agreements was significantly higher than the average rent for ended lease agreements, especially due to divestments, along with leases that were renewed at higher rent.

Average rent rose from EUR 19.3/sq.m. to EUR 20.8/sq.m. mostly due to divestments, new leases, index increments, and the strengthening of the Swedish krona. The economic occupancy rate increased to 95.1 per cent (94.7%), mostly through the divestment of one almost completely vacant supermarket and shop property.

The company’s net rental income from Swedish operations increased by EUR 0.5 million or 1.3 per cent, to come to EUR 39.7 million (EUR 39.2 million). The increase in net rental income was due to increases from like-for-like properties, which grew by EUR 1.2 million, or 3.7 per cent, thanks mainly to improvements in net rental income from Liljeholmstorget Galleria and Jakobsberg Centrum. With the impact of the stronger Swedish krona excluded, net rental income from Swedish operations rose by EUR 0.2 million, or 0.5 per cent. The Swedish business unit accounted for 23.5 per cent (24.2%) of Citycon’s total net rental income. Net rental yield was 5.6 per cent (5.6%).

Key Figures, Sweden

	Q4/2013	Q4/2012	Q3/2013	2013	2012	Change-%
Number of properties at the end of the period	11	14	11	11	14	-21.4%
Gross leasable area, sq.m.	254,500	274,300	258,400	254,500	274,300	-7.2%
Annualised potential rental value, EUR million 1)	63.5	63.4	63.9	63.5	63.4	0.2%
Average rent (EUR/sq.m.)	20.8	19.3	20.7	20.8	19.3	7.8%
Number of leases started during the period	39	54	25	133	231	-42.4%
Total area of leases started, sq.m. 2)	5,416	14,218	2,883	16,780	33,464	-49.9%
Average rent of leases started (EUR/sq.m.) 2)	19.8	19.9	23.9	21.3	19.4	9.8%
Number of leases ended during the period	285	64	86	529	575	-8.0%
Total area of leases ended, sq.m. 2)	9,809	13,776	3,015	34,597	64,629	-46.5%
Average rent of leases ended (EUR/sq.m.) 2)	16.4	20.5	21.0	16.6	14.1	17.7%
Occupancy rate at end of the period (economic), %	95.1	94.7	95.2	95.1	94.7	—
Average remaining length of lease portfolio at the end of the period, years	2.8	3.0	2.7	2.8	3.0	-6.7%
Gross rental income, EUR million	14.3	15.3	14.9	59.2	60.3	-1.9%
Turnover, EUR million	15.4	16.0	15.8	63.3	63.1	0.2%
Net rental income, EUR million	9.0	10.0	10.6	39.7	39.2	1.3%
Net rental yield, % 3)	5.6	5.6	5.7	5.6	5.6	—
Net rental yield, like-for-like properties, %	5.5	5.4	5.6	5.5	5.4	—
Fair value of investment properties, EUR million	720.1	739.2	727.2	720.1	739.2	-2.6%

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Includes the value of unused building rights.

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The Baltic Countries and New Business

Citycon has four shopping centres in the Baltic region: Rocca al Mare, Kristiine, and Magistral, in Tallinn, Estonia, and Mandarinas, in Vilnius, Lithuania. In addition, in Denmark Citycon owns Albertslund Centrum in the greater Copenhagen area.

At year end, these properties’ gross leasable area totalled 135,400 square metres (130,300 sq.m.). The annualised potential rental value increased to EUR 32.1 million, mainly due to the completion of the Rocca al Mare and Kristiine tenant fit-out projects during the second half of 2013. The average rent decreased from EUR 20.5/sq.m. to EUR 19.8/sq.m. due to the aforementioned tenant fit-out project.

Lease agreements started during the year applied to a gross leasable area of 22,941 square metres (18,014 sq.m.), and ended lease agreements applied to 18,200 square metres (6,294 sq.m.). The average rent level for new lease agreements was lower than that of ended lease agreements, mostly due to the completion of the above-mentioned tenant fit-out projects with three new large retail units. The economic occupancy rate increased to 99.7 per cent (99.6%) due to decreased vacancy in Albertslund Centrum.

Net rental income from the Baltic Countries and New Business operations increased by EUR 1.0 million to EUR 25.6 million (EUR 24.6 million), mainly through the acquisition of the Albertslund Centrum shopping centre and completion of the (re)development project for the Magistral shopping centre. The business unit accounted for 15.2 per cent (15.2%) of Citycon’s total net rental income. Net rental yield was 8.2 per cent (8.6%). The decrease in net rental yield was due to increased fair values of the properties resulting mainly from lower net yield requirements.

Key Figures, Baltic Countries and New Business

	Q4/2013	Q4/2012	Q3/2013	2013	2012	Change-%
Number of properties at the end of the period	5	5	5	5	5	0.0%
Gross leasable area, sq.m.	135,400	130,300	134,400	135,400	130,300	3.9%
Annualised potential rental value, EUR million 1)	32.1	31.9	31.9	32.1	31.9	0.6%
Average rent (EUR/sq.m.)	19.8	20.5	20.0	19.8	20.5	-3.4%
Number of leases started during the period	15	10	36	88	108	-18.5%
Total area of leases started, sq.m. 2)	6,327	637	7,567	22,941	18,014	27.4%
Average rent of leases started (EUR/sq.m.) 2)	15.6	24.8	13.1	16.7	16.5	1.2%
Number of leases ended during the period	10	9	21	90	45	100.0%
Total area of leases ended, sq.m. 2)	3,415	628	1,127	18,200	6,294	189.2%
Average rent of leases ended (EUR/sq.m.) 2)	19.2	20.2	23.3	19.0	23.3	-18.5%
Occupancy rate at end of the period (economic), %	99.7	99.6	99.2	99.7	99.6	—
Average remaining length of lease portfolio at the end of the period, years	3.3	3.7	3.3	3.3	3.7	-10.8%
Gross rental income, EUR million	7.9	7.7	7.6	30.4	28.6	6.4%
Turnover, EUR million	9.2	8.8	8.7	34.9	32.8	6.4%
Net rental income, EUR million	6.6	6.5	6.4	25.6	24.6	4.1%
Net rental yield, %	8.2	8.6	8.3	8.2	8.6	—
Net rental yield, like-for-like properties, % 3)	10.7	9.6	9.6	10.7	9.6	—
Fair value of investment properties, EUR million	342.2	316.0	334.8	342.2	316.0	8.3%

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Includes only one property.

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Environmental Responsibility

Citycon seeks to lead the way in responsible shopping centre operations and promoting sustainable development within the business. The location of Citycon’s shopping centres in city centres, local centres or generally adjacent to major traffic flows, combined with excellent public transport connections, means that they are well positioned to face the demands of sustainable development.

In its sustainability reporting, Citycon applies the construction and real estate sector specific (CRESS) guidelines of the Global Reporting Initiative, as well as the Best Practices Recommendations on Sustainability Reporting published by EPRA. The results and indicators for environmental responsibility for 2013 are presented on pages 42-45 and 74-79 of the Annual and Sustainability Report, to be published approximately in week eight.

At its annual conference in September 2013, the European Public Real Estate Association (EPRA) acclaimed Citycon’s Annual and Sustainability Report 2012 as one of the best in the industry. Citycon won the gold-level award in the sustainability Best Practices series for the second time now. Citycon was honored also with Green Star status in the Global Real Estate Sustainability Benchmark (GRESB) assessment. Citycon received this recognition for the second year in a row for its outstanding management and handling of key sustainability issues.

Environmental responsibility results 2013

The company defined its long-term environmental responsibility objectives in connection with its strategic planning in summer 2009. Citycon has set targets for its carbon footprint, energy and water consumption, waste recycling rate as well as land use and sustainable construction. In 2013, Citycon’s aim was to reduce its carbon footprint by 2–3 per cent and its energy consumption by 2–3 per cent in comparison to 2012. Citycon also aimed to reduce water consumption in its shopping centres to an average of 3.9 litres per visitor per year. The target for the waste recycling rate in 2013 was 80 per cent and respectively the annual target for the proportion of landfill waste out of total waste was 20 per cent. The objective for sustainable construction was to assess all on-going projects in 2013 with LEED criteria.

Energy

In 2013, Citycon procured a total of 181.9 gigawatt hours (184.2 GWh) of electricity. Total consumption decreased by 1.2 per cent due to changes in the property portfolio and due to energy saving measures. Total electricity consumption (incl. tenants’ electricity) in like-for-like shopping centres decreased by 1.7 per cent from previous year. Electricity consumption in common areas (excl. electricity used by tenants) amounted to 110.1 gigawatt hours (111.6 GWh), showing a decrease of 1.4 per cent from previous year. In like-for-like shopping centres electricity consumption in common areas decreased by 1.4 per cent.

Heating energy consumption came to 133.8 gigawatt hours (143.4 GWh). Total heat consumption decreased by 6.7 per cent but weather-adjusted consumption, 145.9 gigawatt hours (144.4 QWh), increased by 1.1 per cent. The winter was milder than average, especially the temperature in December. Heating energy consumption in like-for-like shopping centre properties decreased by 8.9 per cent, and weather-adjusted consumption decreased by 1.1 per cent.

Citycon’s total energy consumption (incl. electricity consumption in common areas, heating and cooling) amounted to 250.5 gigawatt hours (260.3 GWh). In shopping centres, energy consumption per sales fell by 2.6 per cent and energy consumption per gross leasable area stayed on the same level. Total energy consumption in like-for-like shopping centres decreased by 5.4 per cent. The annual target for reducing energy consumption was attained.

In 2013, Citycon invested in measures that generate savings in consumption and costs, such as renewing lighting and lighting control solutions, or greater use of frequency transformers and control in ventilation systems. Furthermore, Citycon ensured the continuous optimisation of adjustments and temperature settings for technical systems, in order to meet consumption and cost saving targets. By the end of 2013, the Ministry of Employment and the Economy had granted energy support for the energy saving measures in seven shopping centres covering 20–25 per cent, or approximately EUR 915 000, of the investment costs.

Energy costs related to electricity and heating, 25.1 EUR million, remained at the same level as in 2012.

Citycon’s reported energy consumption covers shopping centres and other properties where Citycon’s share of ownership is over 50 per cent and where it has operational control. Kista Galleria is not included in the reported environmental data. Citycon reports the tenants’ electricity consumption in cases where Citycon is responsible for electricity procurement. Cases where the energy purchase agreement is under a tenant’s responsibility have been excluded from reporting. In terms of key figures and results, Citycon has limited the reported electricity consumption to common areas, where Citycon can directly influence the consumption. This includes the electricity used for general lighting, ventilation and cooling, as well as lifts and escalators and other building technical systems. Energy used for heating and cooling is reported in its entirety.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2013	18

Carbon footprint

In 2013, the carbon footprint totalled 73,420 tonnes of carbon dioxide equivalent (74,609 tnCO2e). The carbon footprint reported by Citycon covers the energy and water consumption in properties, waste logistics and the emissions generated by the Citycon organisation. Energy consumption in properties constitutes 99.4 per cent of the carbon footprint. The carbon footprint decreased by 1.6 per cent compared to the previous year. The decrease in carbon footprint was caused by changes in the property portfolio and due to decrease in heating consumption. The carbon footprint in shopping centres remained at the same level per visitor. The carbon footprint of like-for-like shopping centres decreased by 5.9 per cent. The annual target for reducing the carbon footprint by 2-3 per cent was attained.

Water

The total water consumption in all shopping centres and retail properties owned by Citycon was 624,447 cubic metres (632,306 m³) in 2013. This includes water consumed by the real estate company and tenants. Water consumption showed a decrease of 1.2 per cent compared to the previous year. The change was caused by changes in the property portfolio. Water consumption in like-for-like shopping centre properties decreased by 1.1 per cent compared to the previous year. Water consumption proportionate to sales, decreased by 1.1 per cent compared to the previous year. In 2013, water consumption per visitor in shopping centres was 3.9 litres and 3.6 litres in like-for-like shopping centres, which means the target for reducing water consumption per visitor was met in 2013.

Waste

The total waste volume generated by Citycon’s shopping centres amounted to 14,446 tonnes (14,118 tn), with landfill waste accounting for 2,112 tonnes (2,375 tn), or 14.6 per cent (15.9%). Waste volumes in shopping centres increased by 2.3 per cent compared to the previous year. Waste volume proportionate to sales showed an increase of 1.1 per cent. Waste volumes in like-for-like shopping centres stayed at the same level as in the previous year. The recycling rate in shopping centres improved compared to the previous year and was 85.4 per cent (83.2%). Citycon’s annual targets set for waste processing and recycling were achieved.

Land use and sustainable construction

In property acquisition, Citycon complies with its strategic environmental responsibility policies, which state that properties must be located in a built environment and easily accessible by public transport. A good example of such property is the shopping centre Kista Galleria in Stockholm, which was acquired in January 2013.

Environmental certification represents a key element in Citycon’s efforts towards sustainable development. The (re)development project at IsoKristiina in Lappeenranta which was launched in April 2013, and the (re)development project at Iso Omena in Espoo which started in June will follow the LEED certification requirements.

Governance

Annual General Meeting 2013

Citycon Oyj’s Annual General Meeting (AGM) took place in Helsinki on 21 March 2013. The AGM adopted the company’s Financial Statements for the financial year 2012 and discharged the members of the Board of Directors and the Chief Executive Officer from liability. The AGM decided on a dividend of EUR 0.04 per share for the financial year 2012 and an equity return of EUR 0.11 per share from the invested unrestricted equity reserve. The record date for the dividend pay-out and equity return was 26 March 2013, and the dividend and equity returns totalling EUR 49.0 million were paid on 4 April 2013.

The other outcomes of the AGM can be seen on the company website at www.citycon.com/agm2013. The minutes of the meeting are also available there.

Extraordinary General Meeting 2013

Citycon’s Board of Directors convened an Extraordinary General Meeting (EGM) for 6 February 2013. As proposed by the Board of Directors the EGM decided to authorise the Board of Directors to decide on issuance of new shares for consideration. The authorisation entitled the Board of Directors to issue a maximum of 125,000,000 shares by one or several decisions. The maximum amount corresponded to approximately 38.2 per cent of all the company’s shares of that time. The minutes of the meeting can be found at Citycon’s website.

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Stock Option Plan 2011

Based on authorisation granted by the AGM of 13 March 2007, the Board of Directors of Citycon Oyj decided on 3 May 2011 to issue stock options to key personnel of the company and its subsidiaries. As stock options are intended to form part of the Group’s key personnel incentive and commitment plan, the company had weighty financial reasons for issuing them. Stock options encourage key personnel to work on a long-term basis, in order to increase shareholder value. The purpose of the stock options is also to commit key personnel to the company.

The maximum total number of stock options which can be distributed is 7,250,000, and they entitle their owners to subscribe for a maximum total of 8,529,625 new shares in the company or existing shares held by the company. The options are granted free of charge and classified as 2011A(I), 2011A(II) and 2011A(III); 2011B(I), 2011B(II) and 2011B(III); 2011C(I), 2011C(II) and 2011C(III); or 2011D(I), 2011D(II) and 2011D(III). Upon the distribution of stock options the Board of Directors decides on how the stock options are divided into sub-categories. Shares subscribed based on the Stock Option Plan 2011 may correspond to a maximum of 1.9 per cent of all shares and votes in the company after the potential share subscription, if new shares are issued in the share subscription.

In order to ensure the equal treatment of shareholders and the stock option holders, the Board of Directors of Citycon Oyj decided on 12 February 2013 and 13 March 2013, due to the rights issue, to adjust the subscription price of the stock options 2011. In addition, in 2012 the Board of Directors had decided, due to rights issue arranged in September-October 2012, to adjust the subscription ratio and the subscription price of the stock options 2011. The above mentioned adjustments were made in accordance with the terms and conditions of the Stock Option Plan 2011. The subscription ratios and subscription prices of Stock Option Plan 2011 as well as the subscription periods of the Stock Options 2011 are available on page 57 of the Financial Statements.

Granted stock options

At the end of 2013, 2011A–D(I), 2011A–D(II) and 2011A–D(III) stock options were held by 18 key personnel of the group. On 31 December 2013 there were 6,305,000 outstanding options, entitling holders to subscribe 7,417,833 shares in 2012–2018. The table below indicates the Stock Options granted to the CEO and other Corporate Management Committee members.

Option rights of the Corporate Management Committee on 31 December 2013

	2011A(I)	2011B(I)	2011C(I)	2011D(I)	Total
Chief Executive Officer (CEO)	250,000	250,000	250,000	250,000	1,000,000

	2011A(I–III)	2011B(I-III)	2011C(I-III)	2011D(I-III)
Other CMC members	412,500	452,500	452,500	452,500	1,770,000

A share ownership obligation, under which the members of the Corporate Management Committee are obliged to acquire Citycon’s shares with 25 per cent of the income gained from the exercised stock options, is incorporated into the Stock Options 2011. The acquisition obligation will remain in force until a member of the Corporate Management Committee owns company shares to the value of his or her gross annual salary, and share ownership must continue while his or her employment or service contract is in force.

The terms and conditions can be found at www.citycon.com/options.

Helsinki, 4 February 2014

Citycon Oyj

Board of Directors

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2013	20

EPRA Performance Measures

EPRA (European Public Real Estate Association) is a common interest group for listed real estate companies in Europe. EPRA’s mission is to promote, develop and represent the European publicly traded real estate sector. EPRA’s objective is to strive for “best practices” in accounting, financial reporting and corporate governance in order to provide high-quality information to investors and to increase the comparability of different companies. Since 2006, Citycon has been applying the best practices policy recommendations of EPRA for financial reporting. This section in Citycon’s financial results release presents the EPRA performance measures and their calculations. For more information about EPRA’s performance measures is available in Citycon’s Financial Statements 2013 under section “EPRA Performance Measures”.

EPRA PERFORMANCE MEASURES

	Q4/2013	Q4/2012	Change-%	2013	2012	Change-%
EPRA Earnings, EUR million	22.1	16.2	36.6%	86.7	63.9	35.8%
EPRA Earnings per share (basic), EUR 1)	0.050	0.046	9.0%	0.204	0.199	2.5%
EPRA NAV per share, EUR	3.10	3.49	-11.0%	3.10	3.49	-11.0%
EPRA NNNAV per share, EUR	2.90	3.08	-5.8%	2.90	3.08	-5.8%
EPRA Net Initial Yield (NIY) (%)				6.2	6.0	—
EPRA ‘topped-up’ NIY (%)				6.3	6.1	—
EPRA vacancy rate (%)				4.3	4.3	—

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issues executed in March 2013 and October 2012.

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

EPRA Earnings presents the underlying operating performance of a real estate company excluding all so called non-recurring items such as net fair value gains/losses on investment properties, profit/loss on disposals and limited other non-recurring items.

EPRA Earnings increased by EUR 22.8 million to EUR 86.7 million in 2013 from EUR 63.9 million in 2012. The increase was a result of positive like-for-like net rental income growth, and growth through acquisitions and (re)development projects. In addition, direct administrative expenses decreased by EUR 5.9 million. Acquisition of Kista Galleria shopping centre increased share of direct result in joint ventures by EUR 3.1 million. EPRA Earnings per share (basic) increased to EUR 0.204 compared to EUR 0.199 in 2012. Higher EPRA Earnings increased EPRA EPS (basic) but was offset by a higher number of shares, which resulted from the rights issues executed in October 2012 and in March 2013.

EUR million	Q4/2013	Q4/2012	Change-%	2013	2012	Change-%
Earnings in IFRS Consolidated Statement of Comprehensive Income	33.0	20.4	61.7%	93.1	77.2	20.6%
-/+ Net fair value gains/losses on investment property	-4.7	-3.8	24.4%	-26.1	-23.6	10.6%
-/+ Net gains/losses on sale of investment property 1)	-0.8	0.4	-335.1%	-0.8	-4.2	-80.5%
Indirect other operating income and expenses
-/+ Fair value gains/losses of financial instruments	0.2	—	—	27.0	—	—
-/+ Fair value gains/losses of joint ventures	0.0	-0.3	—	-1.0	-0.3	—
+/- Change in deferred taxes arising from the items above	-8.1	-1.4	470.6%	-10.6	6.4	-264.4%
+/- Non-controlling interest arising from the items above	2.5	0.8	198.4%	5.1	8.3	-38.7%
EPRA Earnings	22.1	16.2	36.6%	86.7	63.9	35.8%
Issue-adjusted average number of shares, million 2)	441.3	352.2	25.3%	425.4	321.1	32.5%
EPRA Earnings per share (basic), EUR 2)	0.050	0.046	9.0%	0.204	0.199	2.5%

1)	Citycon made an adjustment to its accounting policies related to the treatment of transaction costs arising from the investment property disposals in the fourth quarter 2012. Previously Citycon reported transaction costs from the property disposals within the administrative expenses, but in the financial statements 2012, Citycon netted the transaction costs from the successful property disposals against the net gains on sale of investment properties. The adjustment doesn’t impact the EPRA Earnings.
2)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issues executed in March 2013 and October 2012.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2013	21

EPRA Earnings can also be calculated from the statement of comprehensive income from top to bottom. Below please find the EPRA Earnings calculation with this different method, which also presents the EPRA Operating profit.

EUR million	Q4/2013	Q4/2012	Change-%	2013	2012	Change-%
Net rental income	41.9	42.1	-0.4%	168.9	162.0	4.2%
Direct administrative expenses	-5.5	-7.9	-29.9%	-20.6	-26.5	-22.2%
Direct other operating income and expenses	0.1	0.0	-539.6%	0.9	0.2	470.3%
EPRA operating profit	36.5	34.2	6.6%	149.1	135.7	9.9%
Direct net financial income and expenses	-14.9	-17.4	-14.2%	-63.0	-68.1	-7.5%
Direct share of profit/loss of joint ventures	0.9	0.0	—	3.1	0.0	—
Direct current taxes	-0.2	-0.2	-7.8%	-0.7	-1.4	-49.4%
Change in direct deferred taxes	0.3	0.0	665.3%	0.1	0.0	163.6%
Direct non-controlling interest	-0.5	-0.6	-9.3%	-1.9	-2.2	-17.6%
EPRA Earnings	22.1	16.2	36.6%	86.7	63.9	35.8%
EPRA Earnings per share (basic), EUR 1)	0.050	0.046	9.0%	0.204	0.199	2.5%

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issues executed in March 2013 and October 2012.

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

EPRA NAV presents the fair value of net assets of a real estate company. It intends to reflect the fair value of a business on a going-concern basis. Therefore, all items arising from future disposals and the fair value of financial instruments are excluded from EPRA NAV. To the contrary, EPRA NNNAV is including the deferred tax liabilities and fair value of financial instruments and therefore it is a measure of the real estate company’s “spot” fair value at the balance sheet date. However, EPRA NNNAV is not a liquidation NAV as the fair values of assets and liabilities are not based on a liquidation scenario.

EPRA NAV per share decreased by EUR 0.39 to EUR 3.10 (EUR 3.49 on December 31, 2012) due mainly to higher number of shares, which increased as a result of the rights issue executed in March 2013. EPRA NNNAV per share decreased by EUR 0.18 to EUR 2.90 (EUR 3.08 on December 31, 2012).

	31 December 2013			31 December 2012
	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	1,289.6	441,288	2.92	1,015.7	326,880	3.11
Deferred taxes from the difference of fair value and fiscal value of investment properties	55.9	441,288	0.13	64.0	326,880	0.20
Fair value of financial instruments	22.8	441,288	0.05	59.8	326,880	0.18
Net asset value (EPRA NAV)	1,368.3	441,288	3.10	1,139.5	326,880	3.49
Deferred taxes from the difference of fair value and fiscal value of investment properties	-55.9	441,288	-0.13	-64.0	326,880	-0.20
The difference between the secondary market price and fair value of bonds and capital loans 1)	-9.6	441,288	-0.02	-9.4	326,880	-0.03
Fair value of financial instruments	-22.8	441,288	-0.05	-59.8	326,880	-0.18
EPRA NNNAV	1,280.0	441,288	2.90	1,006.3	326,880	3.08

1)	Secondary market price

When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure the bond 1/2009, bond 1/2012 and bond 1/2013 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the bond 1/2009 was 103.86 per cent (105.01%) and for bond 1/2012 105.08 per cent (104.68%) and for bond 1/2013 100.33 per cent as of 31 December 2013. The convertible capital loan 1/2006 was matured and repaid in August 2013, and its secondary market price on 31 December 2012 was 100.96 per cent. The difference between the secondary market price and the fair value of the bonds and capital loans was EUR -9.6 million (EUR -9.4 million) as of 31 December 2013.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2013	22

3) EPRA NET INITIAL YIELD (NIY) (%) AND EPRA ‘TOPPED-UP’ NIY (%)

There are a variety of yield performance indicators in a real estate market to present a companies’ ability to generate rent. In order to have a consistent yield definition and comparable yield indicators between real estate companies, EPRA has published a best practice recommendation for yield calculation i.e. EPRA Net Initial Yield (NIY).

EPRA initial yields increased due to improved net rental income while the fair value increase of the properties was relatively modest. However, EPRA NIY and EPRA ‘topped-up’ NIY at the end of the year 2013 and 2012 are not fully comparable due to changes in the completed property portfolio (such as property disposals and started and completed (re)development projects).

EUR million	31 December 2013	31 December 2012
Fair value of investment properties determined by the external appraiser	2,729.6	2,704.1
Less (re)development properties, lots, unused building right and properties which valuation is based on the value of the building right	-136.4	-389.1
Completed property portfolio	2,593.2	2,315.0
Plus the estimated purchasers’ transaction costs	58.6	47.2
Gross value of completed property portfolio (A)	2,651.8	2,362.2
Annualised gross rents for completed property portfolio	226.3	206.9
Property portfolio’s operating expenses	-60.9	-64.1
Annualised net rents (B)	165.4	142.8
Plus the notional rent expiration of rent free periods or other lease incentives	2.4	1.6
Topped-up annualised net rents ( C)	167.8	144.4
EPRA Net Initial Yield (NIY) (%) (B/A)	6.2	6.0
EPRA ‘topped-up’ NIY (%) (C/A)	6.3	6.1

4) EPRA VACANCY RATE (%)

EPRA vacancy rate (%) presents how much out of the full potential rental income is not received because of vacancy. EPRA vacancy rate is calculated by dividing the estimated rental value of vacant premises by the estimated rental value of the whole portfolio if all premises were fully let. EPRA vacancy rate is calculated using the same principles as economic occupancy rate, which Citycon also discloses.

EPRA vacancy rate at the end of 2013 was at the same level as at the end of the previous year.

EUR million	31 December 2013	31 December 2012
Annualised potential rental value of vacant premises	10.2	10.3
./. Annualised potential rental value for the whole portfolio	237.6	239.0
EPRA vacancy rate (%)	4.3	4.3

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2013	23

Condensed Consolidated Financial Statements 1 January-31 December 2013

Condensed Consolidated Statement of Comprehensive Income, IFRS

EUR million	Note	Q4/2013	Q4/2012	Change-%	2013	2012	Change-%
Gross rental income		58.0	58.5	-1.0%	233.8	225.9	3.5%
Service charge income		4.0	3.6	11.8%	14.7	13.3	11.1%
Turnover	3	62.0	62.1	-0.2%	248.6	239.2	3.9%
Property operating expenses	4	19.6	20.1	-2.3%	78.4	75.8	3.4%
Other expenses from leasing operations		0.4	-0.1	—	1.3	1.4	-3.2%
Net rental income		41.9	42.1	-0.4%	168.9	162.0	4.2%
Administrative expenses		5.5	7.9	-30.4%	20.6	26.5	-22.2%
Other operating income and expenses		0.1	0.0	—	0.9	0.2	470.3%
Net fair value gains/losses on investment property		4.7	3.8	24.4%	26.1	23.6	10.6%
Net gains/losses on sale of investment property		0.8	-0.4	—	0.8	4.2	-80.5%
Operating profit		42.0	37.6	11.7%	176.0	163.4	7.7%
Net financial income and expenses		-15.1	-17.4	-13.1%	-90.1	-68.1	32.2%
Share of profit/loss of joint ventures		0.8	0.3	200.7%	4.1	0.2	—
Profit/loss before taxes		27.8	20.5	35.3%	90.1	95.5	-5.7%
Current taxes		-0.2	-0.2	-7.8%	-0.7	-1.4	-49.4%
Change in deferred taxes		8.4	1.5	476.3%	10.7	-6.4	—
Profit/loss for the period		36.0	21.8	65.1%	100.0	87.7	14.0%
Profit/loss attributable to
Parent company shareholders		33.0	20.4	61.7%	93.1	77.2	20.6%
Non-controlling interest		3.0	1.4	114.5%	6.9	10.5	-34.2%
Earnings per share attributable to parent company shareholders 1)
Earnings per share (basic), EUR	5	0.07	0.06	29.0%	0.22	0.24	-9.0%
Earnings per share (diluted), EUR	5	0.07	0.06	29.0%	0.22	0.24	-8.4%
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net losses/gains on cash flow hedges		-0.3	-1.3	-73.3%	49.4	-19.3	—
Income taxes relating to cash flow hedges		-1.0	0.4	—	-12.8	5.2	—
Share of other comprehensive income of joint ventures		-0.7	—	—	0.3	—	—
Exchange gains/losses on translating foreign operations		-2.9	-1.5	90.3%	-3.8	3.3	—
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		-4.9	-2.4	105.6%	33.1	-10.7	—
Other comprehensive income for the period, net of tax		-4.9	-2.4	105.6%	33.1	-10.7	—
Total comprehensive profit/loss for the period		31.2	19.4	60.4%	133.2	77.0	73.0%
Total comprehensive profit/loss attributable to
Parent company shareholders		28.3	17.0	66.8%	126.4	65.4	93.2%
Non-controlling interest		2.9	2.5	16.7%	6.8	11.6	-41.5%

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issues executed in March 2013 and October 2012.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2013	24

Condensed Consolidated Statement of Financial Position, IFRS

EUR million	Note	31 December 2013	31 December 2012
Assets
Non-current assets
Investment properties	6	2,733.5	2,714.2
Investments in joint ventures		153.1	0.9
Intangible assets and property, plant and equipment		2.9	3.1
Deferred tax assets		9.1	19.5
Total non-current assets		2,898.6	2,737.6
Investment properties held for sale	7	2.3	5.4
Current assets
Derivative financial instruments	9, 10	2.4	—
Trade and other receivables		34.0	24.5
Cash and cash equivalents	8	38.0	51.0
Total current assets		74.5	75.5
Total assets		2,975.4	2,818.5
Liabilities and Shareholders’ Equity
Equity attributable to parent company shareholders
Share capital		259.6	259.6
Share premium fund		131.1	131.1
Fair value reserve		-22.8	-59.8
Invested unrestricted equity fund	11	493.0	333.0
Retained earnings	11	428.7	351.8
Total equity attributable to parent company shareholders		1,289.6	1,015.7
Non-controlling interest		51.0	44.2
Total shareholders’ equity		1,340.6	1,059.9
Long-term liabilities
Loans	12	1,317.5	1,406.3
Derivative financial instruments and other non-interest bearing liabilities	9, 10	27.9	76.6
Deferred tax liabilities		57.7	66.0
Total long-term liabilities		1,403.1	1,548.9
Short-term liabilities
Loans	12	144.9	126.8
Derivate financial instruments	9, 10	5.2	0.7
Trade and other payables		81.5	82.2
Total short-term liabilities		231.6	209.7
Total liabilities		1,634.7	1,758.6
Total liabilities and shareholders’ equity		2,975.4	2,818.5

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2013	25

Condensed Consolidated Cash Flow Statement, IFRS

EUR million	Note	2013	2012
Cash flow from operating activities
Profit before taxes		90.1	95.5
Adjustments		60.1	42.9
Cash flow before change in working capital		150.2	138.4
Change in working capital		-4.5	8.6
Cash generated from operations		145.6	147.0
Paid interest and other financial charges		-87.0	-62.4
Interest income and other financial income received		0.2	0.6
Realized exchange rate losses		-1.5	-22.9
Taxes paid/received		-0.7	-0.8
Net cash from operating activities		56.6	61.5
Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6, 7	-2.0	-41.0
Acquisition of investment properties	6, 7	—	-1.1
Capital expenditure on investment properties, investments in joint ventures, intangible assets and PP&E	6, 7	-226.6	-93.9
Sale of investment properties	6, 7	60.2	31.1
Net cash used in/from investing activities		-168.4	-104.9
Cash flow from financing activities
Proceeds from rights and share issue		196.0	89.9
Proceeds from short-term loans	12	96.7	117.1
Repayments of short-term loans	12	-228.9	-157.5
Proceeds from long-term loans	12	612.4	623.5
Repayments of long-term loans	12	-527.7	-600.6
Acquisition of non-controlling interests		—	-28.5
Dividends and return from the invested unrestricted equity fund	11	-49.0	-41.7
Net cash from/used in financing activities		99.4	2.3
Net change in cash and cash equivalents		-12.3	-41.1
Cash and cash equivalents at period-start	8	51.0	91.3
Effects of exchange rate changes		-0.6	0.8
Cash and cash equivalents at period-end	8	38.0	51.0

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Condensed Consolidated Statement of Changes in Shareholders’ Equity, IFRS

							Equity
							attribut-
	Equity attributable to parent company shareholders						able to
				Invested			parent		Share-
		Share		unre-			company	Non-	holders’
	Share	premium	Fair value	stricted	Translation	Retained	share-	controlling	equity,
EUR million	capital	fund	reserve	equity fund	reserve	earnings	holders	interest	total
Balance at 1 January 2012	259.6	131.1	-45.7	273.7	-7.8	291.7	902.6	59.2	961.8
Total comprehensive profit/loss for the period			-14.1		2.3	77.2	65.4	11.6	77.0
Rights issue				90.7			90.7		90.7
Arrangement fee for rights issue				-0.8			-0.8		-0.8
Recognized gain in the equity arising from convertible bond buybacks						-0.2	-0.2		-0.2
Dividends and return from the invested unrestricted equity fund (Note 11)				-30.6		-11.1	-41.7		-41.7
Share-based payments						1.8	1.8		1.8
Acquisition of non-controlling interests						-2.3	-2.3	-26.6	-28.9
Balance at 31 December 2012	259.6	131.1	-59.8	333.0	-5.5	357.3	1,015.7	44.2	1,059.9
Balance at 1 January 2013	259.6	131.1	-59.8	333.0	-5.5	357.3	1,015.7	44.2	1,059.9
Total comprehensive profit/loss for the period			37.0		-3.7	93.1	126.4	6.8	133.2
Rights issue				200.2			200.2		200.2
Arrangement fee for rights issue				-4.2			-4.2		-4.2
Dividends and return from the invested unrestricted equity fund (Note 11)				-36.0		-13.1	-49.0		-49.0
Share-based payments						0.6	0.6		0.6
Balance at 31 December 2013	259.6	131.1	-22.8	493.0	-9.2	437.9	1,289.6	51.0	1,340.6

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2013	27

Notes to the Condensed Consolidated Financial Statements

1. Basic Company Data

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Sweden and the Baltic Countries and New Business. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the annual financial statements on 4 February 2014.

2. Basis of Preparation and Accounting Policies

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) and applied the IFRS/IAS standards, effective as of 31 December 2013.

In addition, the following standards and amendments to existing standards have been adopted in the financial statements 31 December 2013:

•	IAS 1 Presentation of Financial Statements (amendment)

•	IAS 19 Employee Benefits (revised)

•	IAS 27 Separate Financial Statements (revised)

•	IAS 28 Investments in Associates and Joint Ventures (revised)

•	IFRS 7 Financial instruments: Disclosures (amendment)

•	IFRS 10 Consolidated Financial Statements

•	IFRS 11 Joint arrangements

•	IFRS 12 Disclosure of Interest in Other Entities

•	IFRS 13 Fair Value measurement

•	IFRIC 20 Stripping costs in the production phase of a surface mine

Additional information on the accounting policies are available in Citycon’s Financial Statements 2013 under the Notes to the Consolidated Financial Statements: in Note 1 “Accounting policies”.

3. Segment Information

Citycon’s business consists of the regional business units Finland, Sweden and Baltic Countries and New Business.

Citycon acquired ownership of 50 per cent in Kista Galleria shopping centre on January 17, 2013. Kista Galleria is consolidated into Citycon’s financial statements with the equity method meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line “Share of result in joint ventures” in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line “Investments in joint ventures” in the statement of financial position. However, Citycon’s management and the Board of Directors additionally follow the performance of Kista Galleria as if it was fully consolidated into Citycon’s net rental income and operating profit. Therefore, the segment information numbers of Sweden are presented with (Segments) and without (IFRS) Kista Galleria.

EUR million	Q4/2013	Q4/2012	Change-%	2013	2012	Change-%
Turnover
Finland	37.4	37.3	0.4%	150.4	143.2	5.0%
Sweden	26.5	16.0	66.1%	107.8	63.1	70.7%
Baltic Countries and New Business	9.2	8.8	3.4%	34.9	32.8	6.4%
Total Segments	73.1	62.1	17.7%	293.1	239.2	22.5%
Reconciliation to IFRS	-11.1	—	—	-44.5	—	—
Total IFRS	62.0	62.1	-0.2%	248.6	239.2	3.9%
Sweden IFRS	15.4	16.0	-3.6%	63.3	63.1	0.2%
Net rental income
Finland	26.3	25.7	2.5%	103.5	98.2	5.4%
Sweden	17.2	10.0	73.1%	71.7	39.2	82.9%
Baltic Countries and New Business	6.6	6.5	1.1%	25.6	24.6	4.1%
Total Segments	50.2	42.1	19.2%	200.9	162.0	24.0%
Reconciliation to IFRS	-8.2	—	—	-32.0	—	—
Total IFRS	41.9	42.1	-0.4%	168.9	162.0	4.2%
Sweden IFRS	9.0	10.0	-9.7%	39.7	39.2	1.3%

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2013	28

EUR million	Q4/2013	Q4/2012	Change-%	2013	2012	Change-%
EPRA operating profit
Finland	25.3	22.8	11.2%	100.3	89.3	12.3%
Sweden	15.2	8.4	81.1%	65.6	34.0	92.7%
Baltic Countries and New Business	6.4	6.2	3.0%	24.8	23.7	4.8%
Other	-3.1	-3.2	-1.7%	-12.0	-11.4	5.4%
Total Segments	43.8	34.2	28.1%	178.7	135.7	31.7%
Reconciliation to IFRS	-7.2	—	—	-29.6	—	—
Total IFRS	36.5	34.2	6.6%	149.1	135.7	9.9%
Sweden IFRS	7.9	8.4	-6.3%	36.0	34.0	5.8%
Net fair value gains/losses on investment property
Finland	-6.5	-1.4	347.2%	2.3	-0.9	-360.5%
Sweden	7.0	1.3	423.7%	10.9	9.0	20.5%
Baltic Countries and New Business	4.9	3.9	25.8%	15.8	15.4	2.2%
Total Segments	5.4	3.8	43.7%	28.9	23.6	22.5%
Reconciliation to IFRS	-0.7	—	—	-2.8	—	—
Total IFRS	4.7	3.8	24.4%	26.1	23.6	10.6%
Sweden IFRS	6.3	1.3	369.3%	8.1	9.0	-10.6%
Operating profit/loss
Finland	18.5	21.2	-12.6%	102.4	87.5	17.0%
Sweden	23.5	9.5	146.5%	77.5	48.2	60.9%
Baltic Countries and New Business	11.3	10.1	11.8%	40.6	39.1	3.8%
Other	-3.2	-3.2	-0.1%	-12.0	-11.4	6.1%
Total Segments	50.1	37.6	33.2%	208.4	163.4	27.5%
Reconciliation to IFRS	-8.1	—	—	-32.4	—	—
Total IFRS	42.0	37.6	11.7%	176.0	163.4	7.7%
Sweden IFRS	15.4	9.5	61.7%	45.1	48.2	-6.3%

EUR million	31 December 2013	31 December 2012	Change-%
Assets
Finland	1,686.3	1,672.9	0.8%
Sweden	1,271.2	749.4	69.6%
Baltic Countries and New Business	343.2	317.1	8.2%
Other	216.0	79.0	173.2%
Total Segments	3,516.7	2,818.5	24.8%
Reconciliation to IFRS	-541.3	—	—
Total IFRS	2,975.4	2,818.5	5.6%
Sweden IFRS	729.9	749.4	-2.6%
Liabilities
Finland	15.5	14.0	10.7%
Sweden	49.3	21.0	134.9%
Baltic Countries and New Business	21.0	3.7	467.3%
Other	1,566.4	1,719.9	-8.9%
Total Segments	1,652.2	1,758.6	-6.0%
Reconciliation to IFRS	-17.5	—	—
Total IFRS	1,634.7	1,737.6	-5.9%
Sweden IFRS	31.8	—	—

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2013	29

4. Property Operating Expenses

EUR million	Q4/2013	Q4/2012	Change-%	2013	2012	Change-%
Heating and electricity expenses	6.2	6.9	-10.3%	25.1	25.1	0.0%
Maintenance expenses	6.3	6.5	-2.0%	25.4	25.4	-0.3%
Land lease fees and other rents	0.4	0.4	0.8%	1.8	1.8	2.6%
Property personnel expenses	0.7	0.2	231.2%	2.7	0.8	246.2%
Administrative and management fees	0.8	0.6	45.8%	3.1	2.3	35.1%
Marketing expenses	2.0	1.9	4.5%	5.6	5.6	0.1%
Property insurances	0.1	0.1	-46.2%	0.5	0.6	-17.8%
Property taxes	1.6	1.9	-18.2%	7.1	7.1	0.1%
Repair expenses	1.3	1.4	-10.3%	6.7	7.0	-4.2%
Other property operating expenses	0.2	0.1	98.4%	0.5	0.2	136.6%
Total	19.6	20.1	-2.3%	78.4	75.8	3.4%

Two properties generated no income during the year 2013 (in 2012 two properties ), while these generated expenses of EUR 0.2 million (EUR 0.2 million).

5. Earnings per Share

	2013	2012	Change-%
Earnings per share, basic
Profit/loss attributable to parent company shareholders, EUR million	93.1	77.2	20.6%
Issue-adjusted average number of shares, million 1)	425.4	321.1	32.5%
Earnings per share (basic), EUR 1)	0.22	0.24	-9.0%
Earnings per share, diluted
Profit/loss attributable to parent company shareholders, EUR million	93.1	77.2	20.6%
Expenses from convertible capital loan, the tax effect deducted (EUR million)	1.3	3.1	-57.9%
Profit/loss used in the calculation of diluted earnings per share (EUR million)	94.4	80.3	17.6%
Issue-adjusted average number of shares, million 1)	425.4	321.1	32.5%
Convertible capital loan impact, million	6.0	15.1	-60.0%
Adjustments for long-term share-based incentive plan, million	—	0.0	—
Average number of shares used in the calculation of diluted earnings per share, million	431.4	336.3	28.3%
Earnings per share (diluted), EUR 1)	0.22	0.24	-8.4%

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issues executed in March 2013 and October 2012.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2013	30

6. Investment Properties

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On 31 December 2013, the first mentioned category included IsoKristiina in Finland, as well as Stenungs Torg in Sweden. On 31 December 2012, the first mentioned category included Koskikeskus in Finland as well as Åkermyntan in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

31 December 2013

	Investment properties under	Operative
EUR million	construction (IPUC)	investment properties	Investment properties, total
At period-start	195.7	2,518.5	2,714.2
Acquisitions	1.5	0.5	2.0
Investments	8.3	64.6	72.9
Disposals	-18.3	-18.7	-37.0
Capitalized interest	0.2	2.5	2.6
Fair value gains on investment property	0.3	61.0	61.2
Fair value losses on investment property	-0.4	-34.8	-35.2
Exchange differences	-0.6	-22.5	-23.1
Transfers between items	-92.2	68.0	-24.2
At period-end	94.4	2,639.0	2,733.5

31 December 2012

	Investment properties under	Operative
EUR million	construction (IPUC)	investment properties	Investment properties, total
At period-start	526.4	1,995.7	2,522.1
Acquisitions	7.9	50.9	58.8
Investments	34.1	65.6	99.7
Disposals	—	-1.4	-1.4
Capitalized interest	1.1	0.7	1.8
Fair value gains on investment property	0.6	53.7	54.4
Fair value losses on investment property	-1.2	-29.6	-30.8
Exchange differences	0.5	26.3	26.8
Transfers between items	-373.7	356.5	-17.2
At period-end	195.7	2,518.5	2,714.2

An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, occupancy rate, operating expenses and yield requirement form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement, %		Weighted average market rents, EUR/m²
	31 December 2013	31 December 2012	31 December 2013	31 December 2012
Finland	6.2	6.2	26.4	25.9
Sweden	5.9	6.0	25.3	25.6
Baltic Countries and New Business	7.3	7.7	20.4	20.0
Average	6.3	6.3	25.3	25.1

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2013	31

7. Investment Properties Held for Sale

On 31 December 2013, the Investment Properties Held for Sale comprised one property located in Finland. This transaction is expected to be finalised during Q2 2014. On 31 December 2012, the Investment Properties Held for Sale included one plot and one property in Finland, which were sold in February and July 2013.

EUR million	31 December 2013	31 December 2012
At period-start	5.4	12.7
Disposals	-15.2	-25.0
Exchange differences	—	0.5
Transfers from investment properties	12.1	17.2
At period-end	2.3	5.4

8. Cash and Cash Equivalents

EUR million	31 December 2013	31 December 2012
Cash in hand and at bank	38.0	50.6
Other bank deposits	0.0	0.3
Total	38.0	51.0

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists of pledged cash accounts related to rental guarantees and redevelopment projects.

9. Fair Values of Financial Assets and Liabilities

Classification of financial instruments and their carrying amounts and fair values

	31 December 2013		31 December 2012
EUR million	Carrying amount	Fair value	Carrying amount	Fair value
I Financial assets at fair value through profit and loss
Derivative financial instruments	2.4	2.4	—	—
Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	806.1	809.6	1,304.3	1,308.6
Convertible capital loan 1/2006	—	—	39.1	39.8
Bond 1/2009	23.0	23.1	39.7	40.0
Bond 1/2012	138.0	138.4	149.5	150.0
Bond 1/2013	495.0	500.0	—	—
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	3.4	3.4	0.7	0.7
III Derivative contracts under hedge accounting
Derivative financial instruments	28.9	28.9	75.6	75.6

The principles for determining the fair values of financial instruments

Citycon applies IFRS valuation principles when determining the fair value of financial instruments. The following presents the principles for determining the fair values of all financial assets and liabilities.

Derivative financial instruments

Derivative financial instruments are initially measured at cost in the statement of financial position and subsequently re-measured at their fair value on each balance-sheet date. The fair value of interest rate swaps is calculated using the present value of estimated future cash flows. The fair value of Citycon’s interest rate derivatives is determined by the counterparty banks based on customary valuation techniques used by market participants in the OTC derivative market. An interest rate curve is determined based on observable market rates. The curve is used to determine future interest payments, which are then discounted to present value.

The fair value of a forward agreement is based on the difference between the exchange rate of the agreement and the prevailing exchange rate fixing on each balance-sheet date as well as the currency basis spreads between the respective currencies. The fair value of derivative financial instruments is the estimated amount that Citycon would receive or pay to settle the related agreements.

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The fair value of foreign exchange derivative contracts is based on quoted market prices.

The fair value of both interest rate and foreign exchange derivative financial instruments corresponds to level 2 of the fair value hierarchy according to IFRS13.72-90. For financial instruments that are recognised at fair value on a recurring basis, Citycon determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the period there was no transfers between the levels of the fair value hierarchy.

Loans from financial institutions

Citycon’s loans from financial institutions are floating rate loans which have a fair value equal to the nominal amount of the loan. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees of the loans. The fair value of loans from financial institutions corresponds to level 2 according to IFRS13.72-90.

Bond 1/2009, bond 1/2012 and bond 1/2013

The bonds 1/2009, 1/2012 and 1/2013 are fixed rate loans which has fair values equal to the nominal amount of the loans. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees for the bonds and for the 1/2013 bond also the unamortised reoffer discount. The fair value of the bonds corresponds to level 1 according to IFRS13.72-90.

10. Derivative Financial Instruments

	31 December 2013		31 December 2012
EUR million	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	108.0	-1.8	—	—
1-2 years	65.0	-2.6	155.6	-6.0
2-3 years	162.1	-9.4	176.2	-9.0
3-4 years	140.3	-9.1	263.1	-19.9
4-5 years	100.7	-6.1	217.2	-20.2
over 5 years	—	—	209.5	-20.6
Subtotal	576.1	-28.9	1,021.7	-75.6
Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	421.9	-0.9	67.6	-0.7
Total	997.9	-29.8	1,089.3	-76.3

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.

The fair values include foreign exchange rate loss of EUR 0.6 million (loss EUR 0.6 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 576.1 million (EUR 1,021.7 million). The change in fair values of these derivatives (net of taxes), EUR 36.7 million (EUR -14.1 million) is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR 0.3 million have been recognised in “Share of other comprehensive income of joint ventures” from interest rate swaps hedging the Kista Galleria loan.

11. Dividends and Return from the Invested Unrestricted Equity Fund

To the Annual General Meeting to be held on 19 March 2014, the Board of Directors of Citycon proposes a dividend of EUR 0.03 per share for the financial year 2013 (EUR 0.04 for the financial year 2012) and an equity return of EUR 0.12 per share from the invested unrestricted equity fund (EUR 0.11 for the financial year 2012). The proposal for dividends and equity return from the invested unrestricted equity fund has not been recognised in the consolidated financial statements on 31 December 2013.

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12. Loans

During the last quarter of 2013 the company repaid maturing commercial paper for an amount of EUR 17.9 million.

In addition, during the period repayments of interest-bearing debt amounting to EUR 4.4 million were made in line with previousely disclosed payment terms.

13. Contingent Liabilities

EUR million	31 December 2013	31 December 2012
Mortgages on land and buildings	10.3	37.1
Bank guarantees	79.5	63.8
Capital commitments	213.8	296.1
VAT refund liabilities	80.0	73.4

On 31 December 2013, Citycon had capital commitments of EUR 213.8 million (EUR 296.1 million) relating mainly to on-going (re)-development projects.

Citycon owns 50 per cent of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

14. Related Party Transactions

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, minority companies; Board members; CEO; Corporate Management Committee members; and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 49.3 per cent on 31 December 2013 (31 December 2012: 49.0% ). During 2013 and 2012, Citycon had the following significant transactions with Gazit-Globe Ltd.:

Purchases of services

Citycon has paid expenses of EUR 0.1 million (EUR 0.0 million) to Gazit-Globe Ltd. and its subsidiaries and invoiced expenses of EUR 0.2 million (EUR 0.1 million) forward to Gazit-Globe Ltd. and its subsidiaries.

Rights issue 2013

In March 2013, the company issued approximately 114 million new shares in a rights issue, raising approximately EUR 200 million gross proceeds in new equity. Gazit-Globe Ltd. subscribed 56.1 million shares in this rights issue.

15. Key Figures

	2013	2012	Change-%
Operating profit, EUR million	176.0	163.4	7.7%
% of turnover	70.8%	68.3%
Profit/loss before taxes, EUR million	90.1	95.5	-5.7%
Earnings per share (diluted), EUR 1)	0.22	0.24	-8.4%
Equity per share, EUR	2.92	3.11	-6.0%
LTV (Loan-to-value), %	52.1	54.5	-4.5%
Net interest-bearing debt (fair value), EUR million	1,433.3	1,487.8	-3.7%
Personnel (at the end of the period)	127	129	-1.6%

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issues executed in March 2013 and October 2012.

The formulas for key figures can be found from the 2013 annual financial statements.

16. Shareholders, Share Capital and Shares

At the end of December, Citycon had a total of 8,820 (7,177) registered shareholders, of which 10 were account managers of nominee-registered shares. Nominee-registered and other international shareholders held 343.4 million (250.8 million) shares, or 77.8 per cent (76.7%) of shares and voting rights in the company.

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Rights issue

On 12 February 2013, the Board of Directors of Citycon resolved, based on the authorisation of the Extraordinary General Meeting on 6 February 2013, to issue a maximum of 114,408,000 new shares. The shares issued in the rights issue represented approximately 35.0 per cent of the total shares and voting rights in Citycon before the offering and approximately 25.9 per cent of the total shares and voting rights in the company after the rights issue. The subscription period expired on 7 March 2013 and the new shares issued in the rights issue were registered with the Finnish Trade Register on 14 March 2013.

Flagging notices

The company did not receive any flagging notices during the period.

Information on shares and share capital

Share price, transactions, EUR	2013	2012	Change-%
Low	2.12	2.12	0.0%
High	2.67	2.71	-1.5%
Average	2.44	2.43	0.4%
Latest	2.56	2.57	-0.4%
Market capitalisation at period-end, EUR million	1,129.70	840.1	34.5%
Share trading volume
Number of shares traded, million	104.5	82.0	27.4%
Value of shares traded, EUR million	255.0	199.2	28.0%
Share capital and shares
Share capital at period-start, EUR million	259.6	259.6	—
Share capital at period-end, EUR million	259.6	259.6	—
Number of shares at period-start, million	326.9	277.8	17.7%
Number of shares at period-end, million	441.3	326.9	35.0%

During the period, there were no changes in the company’s share capital but the number of the company’s shares increased by 114,408,000 shares in March following the rights issue. The company has a single series of shares, with each share entitling to one vote at general meetings of shareholders. The shares have no nominal value.

Board authorisations and own shares

Pursuant to a share issue authorisation granted by the Annual General Meeting of 2013, the Board of Directors can decide on an issuance of a maximum of 25 million and the issuance of special rights entitling to shares referred to in chapter 10, section 1 of the Finnish Limited Liability Companies Act. The authorisation will be valid until the close of the next Annual General Meeting, however, no longer than until 30 June 2014.

During the year the Board of Directors had also a share issue authorisation granted by the Extraordinary General Meeting held on 6 February 2013 to issue a maximum of 125 million new shares for consideration. The Board exercised this authorisation when it decided on the rights issue in February 2013. This authorisation was valid until the close of the Annual General Meeting of 2013 and it revoked the share issue authorisation given by the Annual General Meeting of 2012.

The Annual General Meeting of 2013 authorised the Board of Directors to decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 20 million shares. The authorisation will be valid until the close of the next Annual General Meeting, however, no longer than until 30 June 2014.

At period-end, the Board of Directors had no other authorisations.

During the reporting period, the company held no treasury shares.

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Stock options 2011

The Board of Directors of Citycon Oyj decided on 3 May 2011, by virtue of an authorisation granted by the Annual General Meeting held on 13 March 2007, to issue stock options to the key personnel of the company and its subsidiaries.

In order to ensure the equal treatment of shareholders and the stock option holders, the Board of Directors of Citycon Oyj decided on 12 February 2013 and 13 March 2013, due to the rights issue, to adjust the subscription price of the stock options 2011. In addition, in 2012 the Board of Directors had decided, due to rights issue arranged in September-October 2012, to adjust the subscription ratio and the subscription price of the stock option 2011. The above mentioned adjustments were made in accordance with the terms and conditions of the Stock Option Plan 2011.

The maximum total number of stock options which can be issued is 7,250,000 . The subscription ratio is 1.1765, thus, the stock options entitle their owners to subscribe for a maximum total of 8,529,625 new shares in the company or existing shares held by the company.

The stock options are marked with the symbols 2011A(I), 2011A(II) and 2011A(III); 2011B(I), 2011B(II) and 2011B(III); 2011C(I), 2011C(II) and 2011C(III); and 2011D(I), 2011D(II) and 2011D(III).

By the end of the reporting period, a total of 6,305,000 stock options 2011 had been distributed comprising a total of 2,250,000 stock options divided into sub-categories 2011A–D(I), a total of 1,990,000 stock options divided into sub-categories 2011A–D(II) and a total of 2,065,000 stock options divided into sub-categories 2011A–D(III).

Share subscription price

The subscription prices of the shares to be subscribed for by exercising the stock options 2011, adjusted due to the rights issue are as follows:

Option category	Subscription price, EUR		Subscription ratio
2011A–D(I)	2.8009	(2.9720)	1.1765
2011A–D(II)	2.9199	(3.0910)	1.1765
2011A–D(III)	2.3419	(2.5130)	1.1765

Each year, the per-share dividends and equity returns, differing from the company’s normal practice, may be deducted from the share subscription price.

Share subscription period

Share subscription periods of stock options 2011 are as follows:

Option category	2011A(I-III)	2011B(I-III)	2011C(I-III)	2011D(I-III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

The stock option plan 2011 is covered in more detail in the company’s Financial Statements 2013. The terms and conditions of stock options 2011 in their entirety are available on the corporate website at www.citycon.com/options.

Convertible Capital Bond 2006

Due to the rights issue Citycon’s Board of Directors decided on 12 February 2013 and 13 March 2013 to adjust the conversion price of the convertible capital bonds listed on 22 August 2006 from EUR 4.05 to EUR 3.76. After the new conversion price became effective, the maximum number of shares that can be subscribed for on the basis of the convertible bonds would have been 10,585,106 but none of shares was subscribed during the bond maturity. The maturity date of the bond was on 2 August 2013 and the convertible capital bond has been wholly repaid.

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Financial Reporting Schedule and AGM 2014

Citycon’s Annual General Meeting will be held in Helsinki, Finland, on Wednesday, 19 March 2014 starting at 2:00 p.m.

Citycon will issue three interim reports during the financial year 2014 in accordance with the following schedule:

January–March 2014 on Thursday, 24 April 2014 at about 9.00 a.m.,

January–June 2014 on Thursday, 10 July 2014 at about 9.00 a.m. and

January–September 2014 on Thursday, 16 October 2014 at about 9.00 a.m.

For more investor information, please visit the corporate website at www.citycon.com.

For further information, please contact:

Marcel Kokkeel, CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.com

Eero Sihvonen, Executive Vice President and CFO

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.com

Distribution:

NASDAQ OMX Helsinki

Major media

www.citycon.com

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